As filed with the Securities and Exchange Commission on January 8, 2001
                                               Registration No. 0-27145

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20594

                               AMENDMENT NO. 4

                                 FORM 10-SB

 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                          1ST NET TECHNOLOGIES, INC.
              --------------------------------------------------
              (Exact name of Registrant as specified in Charter)

        Colorado                                   33-0756798
-------------------------------       ------------------------------------
(State or other jurisdiction of       (I.R.S. Employer Identification No.)
incorporation or organization)

                             James H. Watson, Jr.
                           Chief Executive Officer
                          11423 West Bernardo Court
                         San Diego, California 92127
                                (858) 675-4449
 -----------------------------------------------------------------------------
    (Name and address, including zip code, and telephone number, including area code, of Registrant's principal executive offices and agent for service)

                               with copies  to:

                           Stanley F. Freedman, Esq.
                      Krys Boyle Freedman & Sawyer, P.C.
                         600 17th Street, Suite 2700-S
                            Denver, Colorado 80202
                                (303) 893-2300


         11423 West Bernardo Court, San Diego, California         92127
         ------------------------------------------------       ----------
            (Address of principal executive offices)            (Zip code)

                  Issuer's telephone number:   (858) 675-4449

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                             Common Stock
                           ----------------
                           (Title of Class)


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                              TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
COVER PAGE

TABLE OF CONTENTS                                                         2

PART I

     ITEM 1.  DESCRIPTION OF BUSINESS                                     3

     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS              13

     ITEM 3.  DESCRIPTION OF PROPERTY                                    23

     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
              AND MANAGEMENT                                             24


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES    24

     ITEM 6.  EXECUTIVE COMPENSATION                                     26

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS             27

     ITEM 8.  DESCRIPTION OF SECURITIES                                  29


PART II

     ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND OTHER SHAREHOLDER MATTERS                29

     ITEM 2.  LEGAL PROCEEDINGS                                          30

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS              30

     ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES                    31

     ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                  32


PART III

     INDEX TO EXHIBITS                                                   33


     INDEX TO FINANCIAL STATEMENTS                                      F-1


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                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 1.  DESCRIPTION OF BUSINESS

     1st Net Technologies, Inc., a Colorado corporation (with our subsidiaries, "1st Net," "the Company" or "we"), is an Internet products and services company. We were incorporated in Colorado on May 14, 1990 as Snow Eagle Investments, Inc. On April 2, 1997, we acquired the assets of 1st Net Technologies, LLC, a California limited liability company. On April 22, 1997, we amended and restated our Articles of Incorporation to change our name to 1st Net Technologies, Inc. In 1997, we commenced business operations.


     We have three subsidiaries, only two of which are currently active:

     In May 1999, we acquired a controlling interest in The Children's Technology Group, Inc. ("CTG") (formerly Tummybusters, Inc.), a Nevada corporation (for the details of this transaction, please see footnote 3 of our Financial Statements which is located on page F-14 of this document). The business model of CTG is to build a safe and enjoyable Internet community for children on-line. Prior to its acquisition by 1st Net, James R. Watson, Jr. and Gregory D. Writer, Jr. served as members of the boards of directors of both CTG and 1st Net.

     In August 1998, we acquired a controlling interest in Mariah Communications, Inc. ("Mariah"), a Colorado corporation(for the details of this transaction, please see footnote 3 of our Financial Statements which is located on page F-14 of this document). In connection with this transaction, Mariah obtained all of our rights to certain internet protocol (IP) telephony technology. Since that time, Mariah has attempted to develop this technology into a commercially viable internet protocol switch capable of allowing a user to make a voice telephone call from a personal computer so that Mariah could introduce this product into the marketplace. This product has not yet been successfully developed.

     In 1999, Mariah made a cash investment of $220,000 in Last Mile Communications, Inc. ("Last Mile"). This investment has since been converted into 400,000 shares of Last Mile common stock, which represents less than 5% of Last Mile's currently issued and outstanding shares. Last Mile is an unaffiliated privately-held company that is engaged in the wireless Internet access business, whose CEO, David Santa Maria, is the former CEO of Mariah. The remaining assets of Mariah consist mainly of Last Mile's common stock acquired in this transaction. Prior to its acquisition by 1st Net, James H. Watson, Jr. and Gregory D. Writer, Jr. served as members of the boards of directors of both Mariah and 1st Net.

     In January 1999, we acquired a 100% interest in SSP Management Corp., a Colorado corporation ("SSP"), from a private company that is considered a related party. SSP was wholly owned by Entrepreneur Investments, LLC ("EI") whose sole shareholder, James H. Watson, Jr., was a member of 1st Net's Board of Directors (for the details of this transaction, please see footnote 3 of our Financial Statements which is located on page F-14 of this document). Through our acquisition of that company, we built several investment-oriented Internet Web sites and on-line newsletter publications. In December 1999, we

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made a strategic decision that EnvoyMail would be a better long term business focus for us and we decided to divest ourselves of the SSP types of clients and services and, where applicable, to sell our information-based assets to companies whose long-term business objective is to participate in that business. Accordingly, we completed the sale of some of our online newsletters to other unrelated companies in February and August 2000 and this subsidiary is no longer active.


OUR COMPANY

     We provide E-business products and services that enable businesses to develop and maintain an effective Web presence and to communicate effectively on the Internet . We have also developed an Email administration and database management software product called "EnvoyMail." Through our subsidiary CTG, we are continuing to develop and deploy a range of Internet products, including private label community Web browsers (Web browsers that appear to users as though they are owned and operated by our customers).

INFORMATIONAL/E-COMMERCE WEB SITES

     We have been and continue to be engaged in various types of Internet Web site development projects that have required a rapid Web site building cycle, a combination of content and transaction processing capability, interactivity, and personalization.

INTERNET MARKETING SERVICES

     We provide online marketing programs and services for vendors of various products and services.

E-MAIL SERVICES AND SOFTWARE

     While a large number of companies and organizations have Web sites, they often lack the underlying sophisticated database systems to capture the names of visitors and then sort them by select criteria for ongoing marketing and sales efforts. In 1999, we began development of a new software product called EnvoyMail Version 1.0, which is a full-featured, Web-based E-mailing and database management system. The term "full-featured" refers to the functionality and flexibility of the EnvoyMail product. We believe that EnvoyMail is different from traditional list serve mail systems. With traditional systems, the client has little flexibility to adjust the areas of demographic content it can capture from its user (e.g., age, city, zip code, etc.) without substantial time and expense. With EnvoyMail, we designed it to be more flexible and thus more full-featured for customers so that they can adjust and more custom fit the product to their specific need and situation.

     EnvoyMail offers our customers valuable Web-based E-mail information management tools. EnvoyMail allows subscribers to not only capture and manage a database of E-mail visitors to their Web site, but also to communicate effectively with that database. We charge our customers on a three-tiered level based upon the number of members in their database and upon the number of emails sent through our system.

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     We began commercially deploying the EnvoyMail service at the end of the first quarter of 2000. We currently have 11 paying customers who have signed up to use the service at a current average charge of approximately $340 per customer per month, for a current aggregate of approximately $3,700 per month. Since the payment model we employ is "pay as-you-use," the amount that we charge to our customers each month depends upon the level of service each customer purchases. We currently estimate that it will require gross income of approximately $50,000 per month for us to reach a point where our revenues will exceed the expenses incurred by us to offer this service. Accordingly, our sales staff has submitted proposals to several much larger potential users of our service who, given their current usage levels in the email marketing area, would bill out at levels of approximately $5,000 to $10,000 or more per month. There can be no assurance that any of these proposals will be accepted or that this service will ever be profitable. We anticipate that future ongoing development revisions will be financed through revenues derived from the sale of the service and through normal operating capital available us.


COMMUNITY-BASED WEB BROWSERS

     In association with our majority-owned subsidiary CTG, Crayon Crawler helps to protect children in today's computing environment, and provides a conduit for education, entertainment, and exploration of the Internet without the worries associated with unsupervised browsing. Crayon Crawler generates revenues for us through the sale of sponsorships, receipt of subscription fees and through revenue sharing of income from e-commerce transactions generated through the electronic community. Specific features include the following:

     * Browser and Database. Crayon Crawler provides access only to Web sites that have been pre-approved to be on our "Include List" of sites. Crayon Crawler will not allow a child to access a Web address that has not been pre-approved by the community or his/her parent/guardian.

     * Sound And Speech Capabilities. Microsoft's Agent(TM) technologies provide the user with animated characters that are text-to-speech enabled. This allows Crayon Crawler's Agent characters to talk with dynamic responses. For example, characters can speak to a child or read a child his or her E-mail. Additionally, Crayon Crawler is RealAudio and MediaPlayer enabled for streaming video and audio.

     * Instant Messaging and Who's Online. Crayon Crawler automatically logs children who are members of the community into the closed-community servers. This allows children to find out if any of their friends are online and to communicate with them by sending messages. This system also allows the community system administrators the ability to track the activities of members and keep out potential intruders.

     * Chat Client. Crayon Crawler provides closed chat rooms for its community members. It allows children to find out who else is presently online with them in an environment that is closed to the Internet at large. Our intention is to enable monitoring of the closed community in order to create a safe environment for children. In this way, children can communicate with other

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           community members without parents having to worry about who or what their child will encounter.

     * email. Crayon Crawler will provide a closed E-mail system for children so that "spam," pornographic banners, links, and unwanted email cannot be sent to, or by, a child.

     In May 1999, we granted CTG exclusive world-wide marketing rights to the Crayon Crawler Kid Safe Web Browser and the Kids Browser Marketplace in exchange for 4,000,000 shares of common stock of CTG. We determined through negotiations between CTG's and 1st Net's management and Boards of Directors that this was fair consideration to be paid for the licenses. Based on an earlier private placement of CTG shares at $2.00 per share, this would give the licenses a total valuation of $8,000,000. However, due to the relationship between the two companies (i.e., the existence of common management and directors) and the fact that the technology was still in process at the time of its license and subsequent acquisition by CTG, there was no accounting value assigned to either the license of the technology or to its subsequent purchase by CTG.

INTERNET TELEPHONY

     Through our majority-owned subsidiary Mariah, we have been in the process of developing a deployable internet protocol ("IP") telecommunications gateway. This type of service, which allows for the transmission of packets of data over voice line, is known generally as internet protocol telephony, or "IP Telephony." IP Telephony combines the low cost, global reach of the Internet and the high quality and security of private IP-based networks with the public telephone system's ease of access.


     The Company presently does not have plans to invest any more capital in this portion of its business and may attempt to sell its Mariah business to a third party if a viable purchaser can be found. Mariah does not have any commitments concerning additional financing and none are currently being sought. Without financing, or some alternative source of funding, Mariah will not be able to finance the future development of the Mariah IP gateway.

     In September 1999, Mariah received a convertible promissory note from Last Mile Communications, Inc. in the principal amount of $220,000. In December, 1999, this note was converted into 400,000 shares of common stock of Last Mile Communications, Inc. at a conversion rate of $.55 per share.

INTERNET PORTALS

    In association with our wholly owned subsidiary SSP, we own and maintain several Internet Web sites, which have financially related themes and content. These sites present to individual opt-in investors information about publicly-traded companies that generally have not yet attracted significant attention on Wall Street or among institutional money managers. Membership to our online Web sites and publications is free for all subscribers.




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     In December 1999, we made a strategic decision to divest ourselves of the types of clients serviced by SSP and, where applicable, sell our information-based assets to companies whose long-term business objective is to participate in the investor information business. Accordingly, in February we sold one newsletter called "otc journal.com" and its database to an unaffiliated party in exchange for a promissory note in the principal amount of approximately $750,000. In August, our two remaining newsletters and their respective databases were sold to a different unaffiliated party for an aggregate of $115,000 in cash and promissory notes for the remainder of the approximately $1.5 million aggregate purchase price. As the result of these transactions, SSP no longer owns any newsletters.


OUR WEB STRATEGY

     Our primary objective for the Internet is to create leading branded Web sites that allow our clients the ability to create an effective Web presence. Our strategy is designed to maximize the quantity and quality of traffic to our client's Web sites and to assist them in developing a strong and loyal community. This creates an audience that is highly attractive to companies that are advertising and engaging in commerce over the Internet. Our strategy to achieve this objective includes the following key elements:

     Build Traffic and Customer Loyalty. We believe that our plans for significantly increased marketing activities will provide us with increased visibility among Web users and companies advertising and engaging in commerce over the Internet. Additionally, we intend to pursue distribution relationships with high-traffic Web sites to strategically place programming and links to our Web sites as a key element in building traffic.

     Build and Capitalize on Attractive Audience Demographics. It is always important to understand the demographics of your prospective client. Therefore, we maintain a working knowledge of the potential customer throughout the entire Web process. Our Web sites, therefore, represent an attractive medium for companies that advertise and engage in commerce over the Internet. In order to attract new users and grow a loyal audience that appeals to a broad range of advertisers and business partners, we are investing in content, improved and expanded features, advertising, and promotional programs.

     Pursue Additional Revenue Streams. We believe that we have significant opportunities to capitalize on our audience and content offerings to create multiple revenue streams for future growth. We are continually exploring the use of revenue sharing programs with our clients, as well as advertising opportunities within each project we undertake.

SALES, MARKETING AND DISTRIBUTION

     We sell our products and services to our clients using a combination of distribution channels, including a direct in-house sales force, online distribution channels, and strategic relationships.

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DIRECT SALES FORCE

     Our direct sales force focuses primarily on sales to corporate customers. Our sales representatives develop and pursue leads generated from inquiries on our Web sites, downloads of our trial products, and other direct marketing and networking efforts.

ONLINE DISTRIBUTION CHANNELS

     Our Web site, available at http://www.1st Nettech.com, allows users to get information about the products and services that we offer as well as the ability to download and purchase certain products through links that reach to our subsidiary companies' Web sites.

     These online distribution channels provide us with a low-cost, globally accessible, 24-hour sales channel.

STRATEGIC RELATIONSHIPS

     Where appropriate and advantageous to the Company, we will identify and develop strategic relationships with other companies that significantly enhance our ability to develop, market or distribute our products and services.

MARKETING AGREEMENTS

     NO FEAR, Inc. (http://nofear.com). In April, 1999, we signed a Web Site Development, Service and Revenue Sharing Agreement with NO FEAR, whereby we developed a fully functional E-commerce Web site aimed at marketing NO FEAR's line of over 500 sports apparel products. Per the terms of the original agreement, we will be paid a commission of 10% on all Net Sales Revenues generated by the site through November 2003. Thereafter, the Agreement will automatically renew for successive twelve (12) month terms unless terminated by either party with three (3) months notice. In August 1999, the Agreement was amended to add an additional 2.5% commission payable to us for cost overruns associated with the project. The additional commissions were payable through August 2000.

MARKETING ACTIVITIES

     Since our inception, we have invested in a broad range of marketing activities to generate demand, gain corporate brand identity, establish corporate and subsidiary Web sites and educate the market about our products and services. These activities have included advertising (print, radio and online), direct marketing via email, sponsoring seminars for potential clients, participating in trade shows and conferences, and providing product and service information through our Web sites. Our marketing programs are aimed at informing our clients and customers of the capabilities and benefits of our products and services, increasing brand awareness, stimulating demand across market segments and encouraging other companies to enter into co-marketing and distribution arrangements with us.

PROFESSIONAL ONLINE CORPORATE AWARENESS PROGRAMS

     Prior to December 14, 1999, we provided certain online corporate awareness programs for publicly traded companies to leverage their worldwide

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exposure and improve their online shareholder relations.  As of December 14,
1999, however, we discontinued our involvement in our online corporate awareness programs through the assignment of this portion of our business to a former officer who at that time was actively involved in the operation of that portion of our business. This person is no longer employed by us. The Company received no compensation in connection with this assignment.

DEVELOPMENT

     We have been in development of our MindWalker series Web browsers since August 1998, when we began a relationship with Spirit 32 Development Corp. of Denver, Colorado ("Spirt 32"). Most of that time has been spent on developing Crayon Crawler, our Internet safe Web browser aimed at children ages 5 - 11.

     Effective January 14, 2000 the Company entered into a new agreement ("Technology Purchase and Rescission Agreement") with Spirit 32 that superceded and rescinded the prior Acquisition Agreement, dated January 21, 1999, between the Company and Spirit 32.


     As part of the January 14, 2000 Agreement, the Company agreed to acquire all of Spirit 32's rights, title and interest in the Mariah internet protocol telecomputing project, the Mindwalker Series Browsers, the Crayon Crawler Browser, the Spirit 32 Voice Mailer and all the trade names associated with the names "CrayonCrawler," "Mindwalker" and "Mariah." The sale was closed on February 14, 2000. At closing, the Company delivered 250,000 shares of its restricted Common Stock together with cash in the amount of $100,000 and Spirit 32 transferred all its rights to and interest in the assets listed above.


     Our subsidiary, Mariah Communications, Inc., through a pre-existing arrangement with Spirit 32 Development, has been in the development of a PC gateway for telecommunications through an IP telephony switch, which eliminates the need for hardware-based routers. The purpose of this product line is to reduce the costs to major telecommunications companies in implementing voice-over IP services (the ability to transmit voice responses over data lines).

     We have incurred significant development costs in the production of EnvoyMail. Further enhancement of EnvoyMail continues currently.

COMPETITION

     The market for Internet services, software and products is relatively new, intensely competitive and rapidly changing. The number of Web sites on the Internet competing for consumers' attention and spending has proliferated and we expect that competition will continue to intensify. We all compete, directly and indirectly, for advertisers, viewers, members and content providers.

     We anticipate that the number of direct and indirect competitors will increase in the future. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in the Web market, greater name recognition, larger customer bases and higher amounts of user traffic and significantly greater financial, technical and marketing

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resources.  Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, make more attractive offers to potential employees, distribution partners, advertisers and content providers and may be able to respond more quickly to new or emerging technologies and changes in Web user requirements. Further, there can be no assurance that they will not develop services that are equal or superior to ours or that they will not achieve greater market acceptance than our product and service offerings. Increased competition could also result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

     The Web, and 1st Net specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. Web companies and 1st Net would lose revenue if the Web were not perceived as an effective advertising medium. In addition, well-established traditional media companies may acquire, invest or otherwise establish commercial relationships with our competitors. Greater competition resulting from such relationships could have a material adverse effect on our business and, ultimately, our stock price. As a result, there can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition.

     We believe that Mariah's ability to compete in the Internet telephony industry successfully will depend upon a number of factors, including its ability to develop a commercially viable product; the pricing policies of competitors and suppliers; the capacity, reliability, availability and security of the Internet telephony infrastructure; marketing; the timing of introductions of new products and services into the industry; Mariah's ability to support existing and emerging industry standards; Mariah's ability to balance network demand with the fixed expenses associated with network capacity; and industry and general economic trends.

     The market for telecommunications services, in particular, is extremely competitive and there are a growing number of competitors in the Internet telephony industry. There are many companies that offer business communications services and which will compete with Mariah at some level. These include large telecommunications companies and carriers such as AT&T, MCI, and Sprint; smaller, regional resellers of telephone line access; and other existing Internet telephony companies. These companies, as well as others, including manufacturers of hardware and software used in the business communications industry, could in the future develop products and services that could compete with those of Mariah on a direct basis. Many of these entities have far greater financial and organizational resources than Mariah and control significant market share in their respective industry segments. Therefore, there is no assurance that Mariah will be able to successfully compete in the Internet telephony industry.

INTELLECTUAL PROPERTY

     Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely primarily on state and federal copyright, trade secret and trademark common law to protect our proprietary technology. We have several unregistered trademarks, various unregistered copyrights and certain licenses of technology with third parties. We have no

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patents or other registered intellectual property, other than certain trademarks. The source code for our proprietary software is protected as a trade secret but not as a formally copyrighted work. At present, some of our trademarks or copyrights are not registered with the United States government; therefore, we do not enjoy the same degree of protection that we might otherwise have if they were already registered (as registration puts others on notice that particular copyrights and trademarks are in use and protected). The Company intends to eventually register all of its proprietary names and marks. The loss of any of our unregistered trademarks or copyrights (particularly source codes) could have a material adverse effect on our business.

     It is our policy to enter into confidentiality and non-competition agreements with our associates and generally to control access to and distribution of our proprietary technology. Notwithstanding the precautions taken by us to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our proprietary rights. It is also possible that third parties may independently develop technologies similar to those of our own. Policing unauthorized use of our intellectual property rights may be difficult, particularly because it is difficult to control the ultimate destination or security of information transmitted over the Internet. In addition, the laws of foreign countries may afford inadequate protection of intellectual property rights.

     We may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on our business, operating results and financial condition. We also use certain third-party technology, such as Agent(TM) software from Microsoft, and data and content from third parties.
In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software or content infringes any person's proprietary rights. There can be no assurance that the outcome of any litigation between such licensors and a third party or between us and a third party will not lead to royalty obligations for which we are not indemnified or for which such indemnification is insufficient, or that we will be able to obtain any additional license on commercially reasonable terms, if at all.

     In the future, we may seek to license additional technology or content in order to enhance our current features or to introduce new services, such as certain of the community features we may introduce. There can be no assurance that any such licenses will be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on our business, results of operations and financial condition.

     Because we license some data and content from third parties, our exposure to copyright infringement actions may increase because we must rely upon such third parties for information as to the origin and ownership of such licensed content. We generally obtain representations as to the origins and ownership of such licensed content and generally obtain indemnification to cover any

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breach of any such representations.  However, there can be no assurance that such representations will be accurate or that such indemnification will be sufficient to provide adequate compensation for any breach of such representations. There can be no assurance that infringement or other claims will not be asserted or prosecuted against us in the future, whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could materially adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, results of operations and financial condition could be materially adversely affected.

GOVERNMENT REGULATION

     The laws and regulations applicable to the Internet and our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability, as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations.

     The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission ("FCC"), in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, local telephone carriers have petitioned the FCC to regulate the Internet and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for our service.

     A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us. Also, the United States Congress ("Congress") recently enacted the Digital Millennium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third-party Web sites that include materials that infringe copyrights.

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     We are aware of this legislation, but cannot currently predict the effect, if any, that this legislation will have on our business. There can be no assurance that such legislation will not add significant additional costs to our business or subject us to additional liabilities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. We may be subject to claims that our services violate such laws. Any new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could damage our business and cause the price of our Common Stock to decline. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified or new laws may be enacted in the future. Any such development could damage our business.



EMPLOYEES

     As of October 20, 2000, the Company and its subsidiaries employed 39 full-time employees. We also utilize independent contractors for legal services and sales development, among other functions. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be satisfactory.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risks and Uncertainties" below.


OVERVIEW

     1st Net derives its revenue from services provided to the Internet and multi-media industries. Also, 1st Net and our majority owned subsidiary CTG have developed certain proprietary technologies that management feels will in the future increase our overall capability to generate revenue and add value for our shareholders. The Company maintains three subsidiary corporations. Our historical financial information contained in this registration statement is that of 1st Net Technologies, Inc. and its subsidiary corporations on a consolidated basis.


RESULTS OF OPERATIONS   YEAR ENDED DECEMBER 31, 1999

     Revenue

     Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with all applicable accounting regulations, including American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, and SOP 98-9,

Modification of SOP 97-2, with Respect to Certain Transactions. Revenues from technology consulting, user fees and marketing services are recognized ratably over the contract period in accordance with the period in which the services are performed. Revenues attributable to undelivered elements, including technical support, are recognized ratably on a straight-line basis over the contract period.

     The Company's revenues from technology consulting, user fees and marketing services during the 1999 increased $713,390 or 71.4% from the prior year. The increase was primarily attributable to increases in revenue for SSP of $651,871 or 125% over the 1998 level. CTG contributed revenue of $65,209 in 1999 versus no revenue in 1998. Because the Company made a strategic decision late in 1999 to redirect its efforts away from the business of SSP, revenue levels in 2000 will be significantly lower. Included in revenues in 1999 were stocks received for services totaling $348,798 compared to $328,140 in 1998. The Company recognized related party revenues totaling $501,121 and $173,294 during the years ended December 31, 1999 and 1998, respectively.

     Operating Expenses

     Operating expenses consist of product development, marketing and administrative expenses. Nonstock-compensation related operating expenses increased $4,334,877 or 261.3% to $5,993,623 from the prior year's level of $1,658,746. Significant items in the total of operating expenses in 1999 included: 1) personnel related costs totaling $2,011,493; 2) outside services and consulting totaling $921,543; 3) professional fees totaling $615,604; 4) losses from disposals of property and equipment totaling $102,480; and 5) expenditures for technology development totaling $730,546.


     Included in the total of operating expenses for 1999 of $7,848,798 were charges related to the issuance or future issuance of stock for employees and outsiders totaling $1,855,175. This compared to similar charges totaling $264,735 in 1998. These charges were the result of issuing 768,300 shares of Common Stock to employees and outsiders for compensation and services provided to the Company.

     Other Income and Expense

     The bulk of the $919,518 realized gain from the sale of investments came from the sale of two of the Company's investments. This was offset in part by the write-down of the Company's investment in LaForza Automobiles, Inc. ("LaForza"). (See ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS for more description of LaForza) totaling $162,600 ($137,400 in 1998). Interest expense increased 19.1% in 1999 to $21,719 while other income was up $6,894 to $8,924 for 1999.


RESULTS OF OPERATIONS   SIX MONTHS ENDED JUNE 30, 2000

     Revenues

     The Company's revenues from technology consulting, user fees and marketing services during the six months ended June 30, 2000 declined $510,408 or 76.9% from the same period during the prior year. The decrease in revenues is consistent with the Company's previously announced plan to refocus its

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business away from lines of business that generated significant revenues in the past. The Company's new major focus for future revenue growth has not yet generated sufficient revenues to offset the declines from the discontinued business focus of prior years.

     Operating Expenses

     Operating expenses consist of product development, marketing and administrative expenses. The total of these expenses decreased $1,743,072 or 40.5% from the prior year's level. Included in operating expenses in the six months ended June 30, 1999 were charges totaling $1,658,587 related to the issuance of Common Stock and warrants to employees and to an outsider. In 2000 the Company recognized charges to operations totaling $382,500 for the purchase of in-process technology with $100,000 cash and 250,000 shares of Common Stock. The rest of the difference between 2000 and 1999 of $466,985 related to substantial costs incurred in connection with some of the Company's software being developed in 1999. These decreases also included decreases in the operating costs of 1st Net. These decreases were offset by increases due to the inclusion of the expenses of CTG during the six months ended June 30, 2000. The Company did not acquire CTG until the second quarter of 1999.

     Other Income and Expense

     The gain realized by the Company in connection with investments sold in 2000 totaling $1,154,822 was due to the sale of the Company's stocks received previously in lieu of cash revenue and held for sale. The sale was made in order to fund shortfalls in other areas of the Company's operations. During 1999, the Company recognized gains totaling $390,726 primarily from the sale of two of its major stockholdings.


     The Company recognized a further write-down to the cost basis of its holdings in the common stock of LaForza. The write-down was precipitated by a further decline in the value of the restricted stock of LaForza that management deemed likely to be of a permanent nature. Accordingly, the cost basis of the Company's LaForza holdings has been permanently adjusted to reflect their new value and will not be written up in the event of a future recovery in their value.


     Interest expense increased $44,624 in 2000 from the same period in 1999. The increase was due primarily to interest paid totaling $35,000 on borrowings outstanding to EI during 2000.

     The gain on sale of $735,359 during 2000 was from the sale of the OTCjournal.com newsletter in exchange for minimum proceeds from royalties and notes receivable totaling $750,000 through June 2002.

LIQUIDITY AND CAPITAL RESOURCES

     Our greatest need for cash is payment of salaries and benefits to our employees and fees to our outside consultants. Through June 30, 2000, we expended significant effort and committed substantial resources toward the continued development of CTG's Crayon Crawler and 1st Net's EnvoyMail product lines. Management believes that these investments will begin showing a return to the Company in the future in the form of increased revenues. However, we

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
are unable to predict with any degree of certainty the future results of our operations, and accordingly, make no assurance as to future cash flows from these products.

     During the first quarter of 2000, SSP concluded a sale of its newsletter OTCjournal.com for a $200,000 note receivable and 10% of the gross noncash compensation the buyer realizes from the operation of OTCjournal.com through June 2002. In the event that the Company does not realize a minimum of $750,000 from the sale of OTCjournal.com through June 2002, the buyer is required to pay the Company $750,000 less all proceeds previously received in connection with OTCjournal.com. The first two payments in connection with the note receivable of $50,000 are due in January and June 2001.


     In July 2000 SSP sold its newsletter InvestmentOpportunity.com to an unrelated third party in exchange for the following: cash received in August 2000 totaling $100,000, a $650,000 promissory note from the buyer with monthly installments ranging from $15,000 to $20,000 payable through December 2001 and a balloon payment of $375,000 due January 2002, and $750,000 in stocks received in connection with the operation of the newsletter.

     In May 2000, CTG sold 2,000,000 shares of preferred stock and warrants to purchase Common Stock to an unrelated investor for net proceeds totaling $3,593,525. Additionally, 1st Net realized proceeds totaling $114,570 from the sale of 42,356 shares of CTG during January 2000. Management believes that CTG will have to raise $4.5 million in net cash proceeds in the first quarter of 2001 in order to have sufficient capital to advance the business in accordance with its plans through the end of 2001. This funding will allow it to sharply increase its selling and marketing expenditures and expand product development efforts to enhance existing products and add new ones.


     At June 30, 2000, the Company had cash and net working capital of $2,992,837 and $2,041,393, respectively. CTG's portion of this cash totaled $2,785,550 at June 30, 2000 and 1st Net owns 59.8% of the outstanding common and preferred stock of CTG as of June 30, 2000. On a going forward basis, 1st Net and its 100% owned subsidiary SSP continue to maintain several holdings of restricted and marketable securities. It is impossible however to ascertain the actual value that will be eventually realized by the Company when these securities are sold. Management believes that proceeds from the sale of investments held in addition to cash payments to be received from the transactions described above, will be sufficient to make up projected shortfalls from the results of its operations through the next twelve months.

RISKS AND UNCERTAINTIES

     The risks and uncertainties described below are those that we currently deem to be material and that we believe are specific to our Company and our industry. If any of these or other risks actually occurs, the trading price of our Common Stock could decline. We have a history of losses and absent the realized gains on securities held and sold and the sale of assets during the first quarter of 2000, we would have suffered a significantly greater loss than the $123,236 incurred year to date. Also, because we expect our operating expenses to increase in the future, we may never be profitable. We have an accumulated deficit of $6,111,691 at June 30, 2000. We incurred net losses of $5,238,406 and $652,884 for the years ended December 31, 1999 and

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1998, respectively and will have a significant net loss for the year ended
December 31, 2000. We expect to continue to incur significant net losses until we are able to generate sufficient revenues from 1st Net's EnvoyMail product and/or CTG's community based Web browser-related products and services. While we are unable to predict accurately our future operating expenses, we currently expect these expenses to increase substantially, as we, among other things:


     *  expand our selling and marketing activities;

     * increase our development efforts to upgrade existing and develop new products and technologies;

     * upgrade our operational and financial systems, procedures and controls; and

     *  hire additional necessary personnel.


     Some of the risks and uncertainties in connection with the Company's business include the following.



Failure to generate revenues or achieve profitability

     We will need to significantly increase our revenues to achieve and maintain profitability. If we fail to generate significant revenues from software licensing of 1st Net's EnvoyMail or from subscription fees to CTG's community based browsers and related sales of merchandise and advertising revenues, we will continue to experience losses indefinitely. We may not be able to achieve or maintain profitability. We also may fail to accurately estimate and assess our increased operating expenses as we grow. If our operating expenses exceed our expectations, our financial performance will be adversely affected, which could cause the price of our Common Stock to decline. We are an early-stage company with an unproven business model, which makes it difficult to evaluate our current business and future prospects. We have only a limited operating history upon which to base an evaluation of our current business and future prospects.


Uncertain marketability of existing products and services

     We only recently began focusing on the EnvoyMail product. Also, CTG is still in the early stages of procuring distribution agreements for its community Web browsers. As a result, the revenue and income potential of our business and our market are unproven. Because of our limited operating history and because the markets for the Company's products are relatively new and rapidly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business.

Early-stage company in an evolving market

     You should consider an investment in our stock in light of the risks, uncertainties and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets such as ours. We may not be able to successfully address any or all of these risks. Failure to adequately do so could cause our business, results of operations and financial condition to suffer. Our future financial performance also will depend, in part, on our ability to diversify our offerings by successfully developing, introducing and gaining customer acceptance of new products and enhanced versions of existing products. We cannot assure you, however, that we will be successful in achieving market acceptance of any new products that we develop or of enhanced versions of existing products. Any failure or delay in diversifying our existing offerings could harm our business, results of operations and financial condition.

     The market for CTG's community based browsers is emerging and if we are not successful in promoting the benefits to children of our products, our growth may be limited. In addition, there may be a time-limited opportunity to achieve and maintain a significant share of the market for children safe Internet communities due to the emerging nature of this market and the substantial resources available to our existing and potential competitors.


Uncertain product distribution model

     We currently sell our products both indirectly and directly. We intend to primarily market 1st Net's EnvoyMail product directly with a sales force built internally. Due to the new nature of the product, its market potential is uncertain. Also, if 1st Net is not able to attract and retain effective members of its sales force, its prospects for realizing profits from the licensing of EnvoyMail will be diminished.

     For CTG's community based Web browsers, we intend to rely on distribution agreements with large consumer product companies that will include our Web browser with their product. We will custom brand the software according to the specifications of our distribution partners. We will depend heavily on our distribution partners to get our software in the hands of the targeted consumer market. We will need to enter into new relationships to increase our current and future market share and revenue. We cannot assure you that we will be able to enter into new relationships, or that any new relationships will be available on commercially reasonable terms. If we are unable to enter into new relationships, we would not have a viable and cost effective channel to reach our target market and our operating results could suffer. Our reliance on our distribution partners could result in reduced revenue growth because we have little control over them. None of these parties is obligated to continue distributing our products.


Competition

     We face increasing competition from better-established companies that may have significantly greater resources, which could prevent us from increasing revenue or achieving profitability. The market for our products is intensely competitive and is likely to become even more so in the future. Increased

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competition could result in pricing pressures, reduced sales, reduced margins or the failure of either EnvoyMail or our community based browsers to achieve or maintain more widespread market acceptance, any of which would have a material adverse effect on our business, results of operations and financial condition.

     Many of our current and potential competitors could enjoy substantial competitive advantages, such as:

     * greater corporate name recognition and larger marketing budgets and resources;
     * established marketing relationships and access to larger customer bases; and
     *  substantially greater financial, technical and other resources.

     As a result, they may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Also, such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, make more attractive offers to potential employees, distribution partners, advertisers and content providers and may be able to respond more quickly to new or emerging technologies and changes in Web user requirements. Further, there can be no assurance that they will not develop services that are equal or superior to ours or that they achieve greater market acceptance than our product and service offerings. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.


Management of growth

     Our future success will depend in part upon the ability of our senior management to manage growth effectively. This will require us to hire and train additional personnel to manage our expanding operations. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we will be unable to execute our business plan. If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute shareholder value and adversely affect our operating results. We may acquire or make investments in complementary companies, services and technologies in the future. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.


Dependence on key personnel

     We are dependent on our employees and management, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner. Our success depends largely upon the continued services of our executive officers and other key management and development personnel. We are also substantially dependent on the continued services of our existing engineering personnel and our outside development partners because of the complexity of our products and technologies. We do not have employment agreements with a majority of our executive officers, key management or development personnel and, therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life

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insurance policies on any of our employees.  The loss of one or more of our key employees could seriously harm our business, results of operations and financial condition. We cannot assure you that in such an event we would be able to recruit personnel to replace these individuals in a timely manner, or at all, on acceptable terms.


Intellectual property

     Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely primarily on state and federal copyright, trade secret and trademark common law to protect our proprietary technology. We have several unregistered trademarks, various unregistered copyrights and certain licenses of technology with third parties. We have no patents or other registered intellectual property, other than certain trademarks. The source code for our proprietary software is protected as a trade secret but not as a formally copyrighted work. At present, some of our trademarks or copyrights are not registered with the United States government; therefore, we do not enjoy the same degree of protection that we might otherwise have if they were already registered (as registration puts others on notice that particular copyrights and trademarks are in use and protected). The Company intends to eventually register all of its proprietary names and marks. The loss of any of our unregistered trademarks or copyrights (particularly source codes) could have a material adverse effect on our business.

     It is our policy to enter into confidentiality and non-competition agreements with our associates and generally to control access to and distribution of our proprietary technology. Notwithstanding the precautions taken by us to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our proprietary rights. It is also possible that third parties may independently develop technologies similar to those of our own. Policing unauthorized use of our intellectual property rights may be difficult, particularly because it is difficult to control the ultimate destination or security of information transmitted over the Internet. In addition, the laws of foreign countries may afford inadequate protection of intellectual property rights.


Litigation

     We may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on our business, operating results and financial condition. We also use certain third-party technology, such as MS Agent (TM) software from Microsoft, and data and content from third parties. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software or content infringes any person's proprietary rights. There can be no assurance that the outcome of any litigation between such licensors and a third party or between us and a third party will not lead to royalty obligations for which we are not indemnified or for which such

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indemnification is insufficient, or that we will be able to obtain any additional license on commercially reasonable terms, if at all.


Licensing

     In the future, we may seek to license additional technology or content in order to enhance our current features or to introduce new services, such as certain of the community features we may introduce. There can be no assurance that any such licenses will be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on our business, results of operations and financial condition.

     Because we license some data and content from third parties, our exposure to copyright infringement actions may increase because we must rely upon such third parties for information as to the origin and ownership of such licensed content. We generally obtain representations as to the origins and ownership of such licensed content and generally obtain indemnification to cover any breach of any such representations. However, there can be no assurance that such representations will be accurate or that such indemnification will be sufficient to provide adequate compensation for any breach of such representations. There can be no assurance that infringement or other claims will not be asserted or prosecuted against us in the future, whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could materially adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, results of operations and financial condition could be materially adversely affected.


Regulation

     The laws and regulations applicable to the Internet and our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability, as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations.

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     The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission ("FCC"), in the same manner as other telecommunications services. Because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, local telephone carriers, have petitioned the FCC to regulate the Internet and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for our service.

     A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us. Also, the United States Congress ("Congress") recently enacted the Digital Millennium Copyright Act, which is intended to reduce the liability of online service providers for listing or linking to third-party Web sites that include materials that infringe copyrights.

     We are aware of this legislation, but cannot currently predict the effect, if any, that this legislation will have on our business. There can be no assurance that this legislation will have significant additional costs on our business or subject us to additional liabilities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. We may be subject to claims that our services violate such laws. Any new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could damage our business and cause the price of our Common Stock to decline. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage our business.

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the Securities and Exchange Commission (the "Commission"), the NASD, various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. Our failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, any of which could have a material adverse effect on our business, financial condition and operating results.

     Because the equity securities that we currently hold amount to more than 40% of our total assets, we may be deemed to be an "Investment Company" and be required to register under the Investment Company Act of 1940 (the "Act"). We view this situation to be an anomaly, however, and we do not intend to be engaged in the business of investing, reinvesting owning, holding or trading

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in securities. We intend to rectify this situation within the next twelve months so that the amount of our equity securities will not exceed 40% of our assets. On August 17, 2000, our Board of Directors adopted a resolution to take this action. In the event that we are unsuccessful (or in the event that this situation occurs more than once in any three year period), it is likely that we would be forced to register under the Act which would significantly increase out regulatory burdens and professional fees.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company and its subsidiaries presently maintain their executive and administrative offices at 11423 West Bernardo Court, San Diego, California 92127. The space is approximately 8,000 square feet. The space is leased from EI. EI is controlled by James H. Watson, Jr., our Chief Executive Officer, Chairman and a Director of 1st Net and CTG. CTG signed a three year lease from March 1, 2000 to February 28, 2003 at a monthly rate of $7,380, increasing to $8,610 in 2001 and $9,594 in 2002. 1st Net signed a three year lease from March 1, 2000 to February 28, 2003 at a monthly rate of $4,920, increasing to $5,740 in 2001 and $6,395 in 2002.



     Our property and equipment as of December 31, 1999, including equipment under capital leases, consists of the following:

  Office Furniture and Fixtures and Equipment............... $ 243,319
  Computer Equipment and Peripherals........................   152,299
  Tradeshow Displays .......................................    52,001
  Leasehold Improvements....................................    22,954
  Vehicle...................................................    27,219
  Other.....................................................    15,988
                                                              --------
          Total.............................................   513,780

  Less Accumulated Depreciation.............................   (71,249)
                                                              --------
          Net Property and Equipment........................  $442,531
                                                              ========

     The future minimum annual aggregate rental payments required under both capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
2000........................................................  $255,759
2001........................................................   343,042
2002........................................................   364,245
2003........................................................   189,974
2004........................................................    47,180
                                                            ----------
          Total.............................................$1,200,200
                                                            ==========

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ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth information regarding the beneficial ownership of the shares of the Common Stock (the only class of shares outstanding) of 1st Net on October 20, 2000 (at which date there were 6,062,292 shares issued and outstanding), by each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our Common Stock and by each person known by us to be a director or nominee or executive officer owning a beneficial interest in our equity securities.

Name and Address of          Amount of       Percent of
Beneficial Owner(a)        Class (Shares)      Class      Title of Class
-------------------        --------------    ---------    --------------
Clifford J. Smith,
 President and Director         300,500        5.0%      Common Stock

Entrepreneur Investments,
 LLC/James H. Watson, Jr.       691,000       11.4%      Common Stock
 Chief Executive Officer
 and Chairman (b)

Mary E. Writer                     none         -0-      N/A

All Officers and Directors
 as a Group                     991,000       16.4%      Common Stock

-----------------------

(a) All beneficial owners referenced are at the same address: 11423 West Bernardo Court, San Diego, California 92127. Unless otherwise indicated, all persons listed have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

(b) Includes 33,500 shares owned of record by James H. Watson and 657,500 shares owned of record by Entrepreneur Investments, LLC. James H. Watson is the sole owner of Entrepreneur Investments, LLC.

     CHANGES IN CONTROL. We are not aware of any arrangement which might result in a change in control of 1st Net in the future.

ITEM 5.  Directors, Executive Officers, and Significant Employees.

     The Directors and Officers of the Company are as follows:

          Name                Age       Positions and Offices Held
          ----                ---       --------------------------

     James H. Watson, Jr.     38       Chairman, Chief Executive Officer
                                        and Director

     Clifford J. Smith        41       President and Director

     Scott B. Baker           32       Senior Vice President

     Mary E. Writer           41       Secretary

     Although there is no family relationship between any Director or Executive Officer of the Company, Mary E. Writer is the wife of Gregory D. Writer, our former Chief Executive Officer and the current Chief Executive Officer of CTG, our majority-owned subsidiary.

     The Company presently has no committees.

     Set forth below are the names of all Directors and Executive Officers of the Company, all positions and offices with the Company held by each such person, the period during which he/she has served as such, and the business experience of such persons during at least the last five years:

     James H. Watson, Jr., 38, has served as our Chief Executive Officer and Chairman of our Board of Directors since June 30, 1999. He has been a member of our Board since 1997. Mr. Watson is Founder and the General Managing Member of Entrepreneur Investments, LLC (EI), a private financial consulting and investment firm that specializes in the unique needs of development stage companies. Started in 1996, EI has worked hand in hand with both public and private companies, assisting them with such critical issues as corporate capitalization, mergers/acquisitions, management placement, and business strategy. From 1995 - 1996, he was a Founder and Chief Operating Member of N8 Concepts, LLC, a private company that specialized in sports-related trademark licensing and event management. Currently, Mr. Watson is the Chairman of the Board and CEO of 1st Net Technologies, Inc., as well as a member of the Board of Directors of its subsidiary, CTG. In addition, Mr. Watson currently serves in the capacity of CEO of 1st Net's subsidiary, Mariah Communications, Inc. Mr. Watson serves on the Board of Directors of Nicklebys.com, Inc., an Internet art auction company. Mr. Watson graduated from the University of Tennessee at Chattanooga in 1985 with a B.S. in Political Science.

     Clifford J. Smith, 41, has served as our President and a Director since September 1997. From 1991 until 1997, Mr. Smith was a food and beverage executive for the Marriott Corporation.


     Scott B. Baker, 32, is Senior Vice President/Director of Sales and Marketing of 1st Net Technologies, Inc. He is responsible for the strategic direction of the Company's sales and marketing efforts. He has been employed by us since June 19, 2000. Mr. Baker was an original founder of 1st Net Technologies, LLC. before that company was sold to an investor group in 1996. Under his direction, 1st Net {LLC} helped build one of the first Internet shopping malls. He was employed by 1st Net Technologies, LLC from October 1995 to April 1997. From May 5, 1997 until approximately June 18, 2000, Mr. Baker was the Internet Marketing Strategist for MicroAge Technology Services, a Fortune 500 computer company. Mr. Baker originally joined MicroAge working for ECadvantage. There he was a consultant helping MicroAge's national branches integrate their electronic commerce solutions. Over the years, Mr. Baker has also served in the capacity of expert witness in the accident reconstruction industry. He has worked directly with attorneys and government entities to offer expert advice on how automobile collisions occurred. Mr. Baker holds a B.S. Degree in Business and Marketing from San Diego State University.


     Mary E. Writer, 41, has served as our corporate Secretary since December, 1999. Ms. Writer also currently serves as the corporate secretary and treasurer of Probook, Inc., a sports marketing firm of which EI (our largest percentage shareholder) owns a majority interest. From December of 1996 through May of 1997, she served as the corporate secretary and treasurer of Celebrity Network, Inc, (now known as LaForza Automobiles, Inc.). From 1996 to 1998 she was also employed as an administrative assistant for EI, an affiliated entity that is controlled by James H. Watson. Prior to that time (until January 1996) she served as the corporate secretary and treasurer of Shareholder Communications Online, Inc.

SECTION 16(A) BENEFICIAL REPORTING COMPLIANCE

     Based solely on a review of Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year, and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and certain written representations, no persons who were either a director, officer, or beneficial owner of more than 10% of the Company's Common Stock failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

ITEM 6.  EXECUTIVE COMPENSATION.

     The following table sets forth the annualized base salary that we paid to Gregory D. Writer, Jr., our former Chief Executive Officer from 1997 through June, 1999. James H. Watson, Jr. became our Chief Executive Officer on June 29, 1999 and has not received any cash compensation for serving in such capacity. All other compensation for our executives or directors has not exceeded $100,000 on an annualized basis. Prior to 1997, we had not paid compensation to executives. We reimburse our officers and directors for any reasonable out-of-pocket expenses incurred on our behalf.

                            SUMMARY COMPENSATION TABLE

                              ANNUAL COMPENSATION
                              -------------------     RESTRICTED    SECURITIES
NAME AND PRINCIPAL                                      STOCK       UNDERLYING    ALL OTHER
POSITION                   YEAR   SALARY($)  BONUS($)   AWARDS      OPTIONS      COMPENSATION
------------------         ----   ---------  -------- ----------    ----------   ------------

Gregory D. Writer, Jr.     1997   $20,000         0           0            0            0
  Chief Executive Officer  1998         0         0           0            0            0
  from 1996 until          1999   $45,000         0           0            0            0
  June 29, 1999

James H. Watson, Jr.       1997         0         0           0            0            0
  Chairman and Chief       1998         0         0           0            0            0
  Executive Officer        1999         0         0           0            0            0
  since June 29, 1999


COMPENSATION OF DIRECTORS

     When traveling from out-of-town, members of the Board of Directors are eligible for reimbursement for their travel expenses incurred in connection with attendance at Board meetings and meetings of committees of the Board of Directors. Non-employee directors will be paid $1,000 for their participation in Board or Board committee meetings. Non-employee directors will also be eligible for initial options granted upon becoming a member of the Board and annual option grants so long as they remain on the Board. See "1999 Incentive Plan."

     In 1999, we entered into a two (2) year Outside Director's Agreement with Steven J. Santamaria which entitled him to be paid an annual base compensation of 25,000 shares of our Common Stock, but since Mr. Santamaria resigned as a Director on January 1, 2000, he was only entitled to receive one year's compensation under this agreement. No other directors have received compensation for serving on our Board of Directors.

FUTURE OPTION GRANTS

     During 1999, the Company announced its intention to issue options to employees to purchase Common Stock at an exercise price of $5.00 per share, subject to the future approval of the Company's Board of Directors. There are 272,000 shares of Common Stock that would be subject to this future option grant. The vesting period for the options to be granted will vary based on the terms of employment of the recipients at the time the options are announced, but in no event will such period exceed three years from the time of the announcement of the options in 1999. None of the options to be granted will be issued to officers or directors.

EMPLOYMENT AGREEMENTS

     On April 19, 1999, Mr. Lawrence K. Kimball entered into an employment agreement with us that was scheduled to end on April 19, 2002. Mr. Kimball's employment agreement provided for an annual base salary of $70,000 and granted him an option to purchase 150,000 shares of our Common Stock, having a ten-year term, at $5.00 per share, with vesting contingent upon his continued employment, in equal quarterly installments of 12,500 options. In addition to his cash compensation, Mr. Kimball received an automobile allowance of $300 per month. Mr. Kimball terminated his employment with the Company on November 30, 1999. Per the terms of Mr. Kimball's contract, options to purchase 25,000 shares at $5.00 per share are exercisable through their expiration date of November 30, 2000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On November 5, 1997, we entered into an agreement to purchase eight automobiles from LaForza Automobiles, Inc. ("LaForza") (formerly Celebrity Networks, Inc.) for which we paid $400,000. As we had historically been successful in generating sales leads for LaForza in the past, our intent was to re-sell the vehicles over the Internet as a distributor and to use LaForza to handle the legal aspects of the sales. The vehicles were to be delivered to us beginning no later than March 30, 1998, with final delivery no later than August 30, 1998. Due to LaForza's inability to deliver the vehicles to us in a timely manner, we renegotiated the terms of the purchase in 1998 and received 200,000 shares of LaForza's common stock instead of the automobiles. The net market value of these shares as of December 31, 1998 had declined to $262,600 from their value of $400,000 as of December 31, 1997, and resulted in the recording of unrealized losses of $137,400 during 1998. Likewise, the net market value of these shares declined in 1999 to $100,000, resulting in unrealized losses of $162,600. Further, the net market value of these shares declined to $60,000 in the quarter ended March 31, 2000, resulting in unrealized losses of $40,000. Because management deemed the reductions in the net market values outlined previously to be of a permanent nature, the Company wrote the cost of the shares down to the new market values at the dates shown in question and charged the write-downs to operations in the respective periods.

     Additionally, in 1999, through Mariah, we invested $220,000 in restricted shares of the Last Mile Communications Corporation, whose CEO and chairman of the board formerly held the same positions in Mariah.

     In 1999, we had aggregate related party sales of $1,276,121, of which $775,000 was eliminated in consolidation. There were no related party receivables as of December 31, 1999.

     In 1998, we had sales to related parties amounting to $622,156, of which $448,862 was eliminated in consolidation.

     We issued 265,000 shares of our Common Stock to employees during 1998 as bonuses for the 1997 year. We issued 595,300 additional shares of our Common Stock to management and key employees during 1999, as incentives and bonuses for the 1998 year, and 173,000 shares as payment for services.

     EI currently owns approximately 11.4% of our outstanding shares and is our largest percentage owner. The sole shareholder of EI also serves on the Board of each of our subsidiaries. The Company and/or EI also have officers or directors in common with various other entities.

     In 1999, revenues from one unrelated customer totaled $970,500 which represented 56.7% of our revenues. Further, in 1999 and 1998, approximately 20.4% and 32.8%, respectively, of our revenue was in the form of common stock received, including the realized and unrealized gains on such stocks, as payment for services.

     In March 1998, we entered into an Investment Banking Agreement with EI, whereby EI provided $30,000 in consulting services to us, of which $15,000 is included in the accompanying financial statements as offering costs.

     During the years ended December 31, 1999 and 1998, we subleased office space from EI for total rent payments of $89,823 and $18,501, respectively.

     On November 9, 1998, we entered into an Internet Web Site Development Agreement with La Jolla Fresh Squeezed Coffee Company, a Washington corporation ("La Jolla Coffee"), by which we provided corporate due diligence and Web site services to La Jolla Coffee. In exchange therefor, we received $30,000 and approximately five percent of the issued and outstanding stock of La Jolla Coffee, in addition to a stock option to purchase an additional three and three tenths percent (3.3%) of La Jolla Coffee's outstanding shares.

     In January 1999, we borrowed $138,000 from Grey Mare, LLC, a Colorado limited liability company ("Grey Mare") on an interest-free basis. Mr. Wilford Purcell, the stepfather of Mr. Gregory D. Writer, Jr., our former Chief Executive Officer and Chairman, is the sole owner of Grey Mare. We repaid this loan in full on February 19, 1999.

     We believe that all of the related party transactions discussed above were on terms no less favorable to us than we would have received if the transactions were negotiated with disinterested third parties.

ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK

     We are authorized to issue up to 40,000,000 shares of Common Stock, par value $.001 per share. As of October 20, 2000, there were 6,062,292 shares of Common Stock issued and outstanding. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders.

     Subject to the prior rights of any series of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to ratably receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of 1st Net Technologies, to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully-paid and non-assessable.

PREFERRED STOCK

     We are authorized to issue up to 10,000,000 shares of Preferred Stock, par value $.001 per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and on liquidation, conversion rights, redemption rights, sinking fund provisions and other rights, privileges and preferences. Although it presently has no intention to do so, the Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. This provision may be deemed to have a potential anti-takeover effect and could delay or prevent a change of control of 1st Net.


TRANSFER AGENT

     Corporate Stock Transfer, Denver, Colorado, is our transfer agent and registrar.

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Although a trading market for our Common Stock has at times existed in the past during periods while our shares were quoted on the OTC Bulletin Board, it is currently only sporadically traded through the "pink sheets." Consequently, no meaningful market information is currently available.

     Through the fiscal year ended December 31, 1999, we sold 472,400 shares of our Preferred Stock and 236,200 warrants in units of $5 each for net proceeds of $1,057,913. The offering closed on March 11, 1999 and was conducted in reliance upon the safe harbor provision afforded by Rule 505 of Regulation D. The offering was sold to accredited investors and fewer than 35 non-accredited investors, each of whom received disclosure documents regarding the investment.

     To date, we have issued no dividends on Common Stock and do not anticipate issuing dividends until we receive revenues in an amount which management determines to be sufficient.

     The number of record holders of the Company's $.001 par value Common Stock at September 30, 2000, was approximately 1,500.

ITEM 2.  LEGAL PROCEEDINGS.

     We know of no material legal or administrative proceedings.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Our independent accounting firm, Bewley, Argy & Company, San Diego, California, resigned in July, 1999. Bewley, Argy & Company's report on our 1998 financial statements did not contain an adverse opinion or disclaimer of opinion, or modification of the type required to be disclosed in this Item 3. The decision to change accountants was approved by the board of directors. There have been no disagreements with Bewly, Argy & Company and management of the type required to be reported under this Item 3 since the date of Bewly, Argy & Company's engagement.

     By letter dated April 14, 2000, our former independent certified accountants, Corbin & Wertz, informed us that they were resigning as our independent certified accountants effective April 14, 2000. The letter states that the reason for the resignation is that we could not come to an agreement with Corbin & Wertz on the scope of the audit work to be performed by them on the December 31, 1999 audit. In addition, Corbin & Wertz stated that they were also withdrawing their previously issued opinion on the separate April 30, 1999 financial statements of Children's Technology Group, Inc., our majority-owned subsidiary.

     After Corbin & Wertz had commenced their audit of our consolidated financial statements, they informed us that the audit would be more work than originally anticipated because of the state of our financial records and the need to expand audit scope to comply with Statement of Auditing Standards No. 82 relating to the state of our financial records and an enforcement investigation commenced by the Securities and Exchange Commission with respect to certain aspects of our business, and informed us that they would need to increase their fees accordingly. We could not come to an agreement with Corbin & Wertz with respect to the amount of the increase in fees, and a decision was mutually made to terminate the relationship. Our Board of Directors discussed the problem with Corbin & Wertz, and we have authorized Corbin & Wertz to respond fully to inquiries from the new certified public accounting firm regarding any matters deemed appropriate by the new auditors, including, but not limited to, the scope of the audit.

      Corbin & Wertz's report on the Children's Technology Group, Inc.'s financial statements for the period of inception (July 30, 1998) through April 30, 1999 contained a going concern paragraph but otherwise did not contain a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Other than the Children's Technology Group, Inc. report, Corbin & Wertz has never issued any report on any financial statements for us or any of our parents or subsidiaries. During our two most recent fiscal years and the interim period up to the date of resignation, there were no disagreements between us and Corbin & Wertz that are required to be disclosed under Item 3-04(a)(1)(iv) of Regulation S-K, and there were no reportable events involving Corbin & Wertz as described under paragraphs (A) through (D) of Item 3-04(a)(1)(iv) of Regulation S-K.

     Subsequent to the resignation of Corbin & Wertz, we engaged Argy & Company as our independent accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     We first issued shares to our past corporate secretary, Ms. Mary E. Writer, wife of our past Chief Executive Officer, Mr. Gregory D. Writer, Jr., in exchange for her services related to organizing us as a company on April 2, 1997. Mrs. Writer received 1,800,000 shares of Common Stock at $.001 par value per share, valued at $1,800, pursuant to Regulation D, Rule 504 of the Securities Act of 1933 and Section 25102(f) of the California Corporations Code.

     In June 1997, we sold our Common Stock pursuant to a private placement memorandum, resulting in the issuance of 598,000 shares of Common Stock to 15 accredited and 14 unaccredited investors, for a total of $149,500, less offering costs of $42,250, pursuant to Regulation D, Rule 504 of the Securities Act of 1933 and California Corporations Code Section 25102(f).

     On October 28, 1997, we issued an additional 400,000 shares of Common Stock under Regulation D, Rule 504 of the Securities Act of 1933 and California Corporations Code Section 25102(f) to a single accredited individual investor for $400,000.

     On October 12, 1998, we issued 450,000 shares of Common Stock under Regulation D, Rule 504 of the Securities Act of 1933, to 13 accredited and 12 unaccredited investors for $450,000, less offering costs of $81,387.

     We issued shares of Series "A" Preferred Stock commencing in December 1998 pursuant to a private placement memorandum under Regulation D, Rule 505 to 63 accredited and 22 unaccredited investors. This offering was subscribed in full by March 11, 1999, resulting in a total issuance of 472,400 shares of Series "A" Preferred Stock and 236,200 warrants, totaling $1,181,000, less offering costs of approximately $123,087.

     As of August 15, 1998, we issued 450,000 shares of our Common Stock for the acquisition of Mariah Communications, Inc. to its shareholders under Regulation D, Rule 505.

     As of January 26, 1999, we issued 1,000,000 shares of our Common Stock for the acquisition of SSP Management Corporation to its shareholder, under Regulation D, Rule 505. The number of outstanding shares of SSP Management Corporation at the date of acquisition was 1,000,000,000 and was held by one shareholder, Entrepreneur Investments, LLC.

     As of January 22, 1999, we issued 450,000 shares of our Common Stock for the acquisition of Spirit 32 Development, Inc. to its shareholders, under Regulation D, Rule 505. This transaction was later rescinded, and in January 2000 we issued 250,000 shares to Spirit 32, Inc. (not its shareholders) and tendered cash totaling $100,000 in exchange for certain technology.


     During 1999, we issued 50,000 shares of our Common Stock to NetSafety Corporation USA, Inc., a California corporation, under Regulation D, Rule 505 in exchange for an agreement. The value of the agreement is not known at this time since it is back-loaded, based upon the number of people who ultimately download the product and sign up for the community as a result of NetSafety's marketing efforts. The number of shares was determined through arms-length negotiations between the management of the two companies and approved by their Boards of Directors.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our Articles and Bylaws provide that we will indemnify to the fullest extent permitted by the general laws of the State of Colorado our directors and officers. The scope of indemnification includes indemnifying for expenses and liabilities directors or officers may incur in defending, settling or satisfying any civil or criminal action brought against them on account of their being or having been directors or officers of 1st Net. In the event of a settlement, the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of 1st Net. Indemnification does not extend to such action where officers or directors are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Action of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the "Acts"), may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                   PART III

Item 1.  Exhibits and Financial Statements

(a)  Exhibits

Exhibit Number               Description

  3.1            Articles Of Amendment And Restatement Of 1st Net
                 Technologies, Inc. Filed On December 11, 1998 (1)

  3.2            Amended And Restated Bylaws Of 1st Net Technologies, Inc.
                 Dated June 24, 1999 (1)

  4.3            Specimen Of 1st Net Technologies, Inc.'s Common Stock
                 Certificate (1)

  4.4 Warrant Agreement Dated April 1, 1999 By And Between 1st Net Technologies, Inc. And No Fear, Inc. (1)

  4.5 Warrant Agreement Dated April 1, 1999 By And Between 1st Net Technologies, Inc. And Eric Baker (1)


  4.6            1st Net Technologies, Inc.'s Series "A" Preferred Warrant
                 Agreement (1)

  4.7            Warrant Agreement By And Between 1st Net Technologies, Inc.
                 And Children's Technology Group Dated April 19, 1999 (1)

  4.8            1st Net Technologies, Inc.'s 1999 Incentive Stock Option
                 Plan (1)

  4.9 1st Net Technologies, Inc.'s 1999 Non-Qualified Stock Option Plan Dated January 4, 1999 (1)

 10.1 Investment Banking Agreement Dated As Of March 1, 1998 By And Between 1st Net Technologies, Inc. And Entrepreneur Investments, LLC (1)

 10.2 Internet Marketing And Joint Venture Agreement By And Between 1st Net Technologies, Inc. And Nicklebys.com, Inc. Dated January 14, 1999 (1)

 10.3 Web Site Development, Service And Revenue Sharing Agreement By And Between 1st Net Technologies, Inc. And No Fear,
                 Inc. Dated April 1, 1999 (1)

 10.4 Profit Sharing Agreement By And Between 1st Net Technologies, Inc. And Netsol USA, Inc. Dated July 6, 1999 (1)


 10.5 Stock Acquisition Agreement By And Between 1st Net Technologies, Inc. And MC32, Inc. Dated As Of August 15, 1998 (1)

 10.6 Stock Acquisition Agreement By And Between 1st Net Technologies, Inc. And Spirit 32 Development Corporation Dated As Of January 22, 1999 (1)

 10.7 Stock Acquisition Agreement By And Between 1st Net Technologies, Inc. And SSP Management Corporation Dated As Of January 26, 1999 (1)

 10.8 Technology License Agreement By And Between 1st Net Technologies, Inc. And Children's Technology Group, Inc. Dated As Of April 19, 1999 (1)

 10.9 Technology License Agreement By And Between 1st Net Technologies, Inc. And Children's Technology Group, Inc. Dated As Of May 1, 1999 (1)

 10.10 Employment Agreement By And Between 1st Net Technologies, Inc. And Lawrence K. Kimball Dated April 19, 1999 (1)

 10.11 Outside Director's Agreement By And Between 1st Net Technologies, Inc. And Steven J. Santamaria Dated May 1, 1999 (1)

 10.12 Standard Industrial/Commercial Multi-Tenant Lease By And Between 1st Net Technologies, Inc. And Entreprenuer Investments, LLC Dated June 1, 1998 (1)

 10.13 Stock Option Agreement Dated January 10, 1999 By And Between 1st Net Technologies, Inc. And Gregory D. Writer, Jr., Entrepreneur Investments, LLC, Clifford J. Smith And
                 Jeffrey Chatfield (1)

 10.14 Consulting Agreement By and Between 1st Net Technologies, Inc. and Mariah Communications, Inc. Dated As Of August 15, 1998 (1)

 10.15 Internet Web Site Development Agreement Dated November 9, 1998 By And Between 1st Net Technologies, Inc., And La Jolla Fresh Squeezed Coffee, Inc. (1)

 10.16 Mariah Communications, Inc. Asset Purchase and Sale Agreement dated September 21, 1999 (1)

 10.17           SSP Management Corp. Asset Purchase Agreement dated
                 February 23, 2000 (1)

 10.18 Spirit 32 Development Corporation Technology Purchase and Rescission Agreement dated January 14, 2000 (1)

 10.19 Children's Technology Group, Inc. Technology Purchase Agreement dated March 22, 2000 (1)

 10.20           Standard Internet Web Site Development Agreement (1)

 11              Statement Re: Computation of Per Share Earnings (1)

 16.1            Cordovano and Harvey, P.C. letter (1)

 16.2            Argy & Company letter (1)

 21              Subsidiaries Of 1st Net Technologies, Inc. (1)

 23.1            Consent Of Argy & Company (1)

 23.2            Consent Of Corbin & Wertz (1)

 23.3            Consent Of The Krueger Group, LLP (1)

 23.4            Consent Of Manning Marder & Wolfe, LLP (1)

 27              Financial Data Schedule (1)




(1)   Previously filed.

(2)   Filed herewith electronically.

                         INDEX TO FINANCIAL STATEMENTS

                                                                    Page
1ST NET TECHNOLOGIES, INC.

Twelve months ended December 31, 1999 and 1998:

  Auditors' report .............................................    F-2
  Consolidated balance sheets - assets .........................    F-3
  Consolidated balance sheets - liabilities and stockholders'
   equity ......................................................    F-4
  Consolidated statements of operations ........................    F-5
  Consolidated statements of changes in stockholders' equity ...    F-6
  Consolidated statements of cash flows ........................    F-8
  Notes to consolidated financial statements ...................    F-10

Six months ended June 30, 2000 and 1999:

  Consolidated balance sheets (unaudited) ......................    F-21
  Consolidated statements of operations (unaudited) ............    F-23
  Consolidated Statements of cash flows (unaudited) ............    F-24
  Notes to Consolidated Financial Statements (unaudited) .......    F-25

THE CHILDREN'S TECHNOLOGY GROUP, INC. F.K.A. TUMMY BUSTERS, INC.

  Independent Auditors' Report..................................   F-29
  Balance Sheet as of April 30, 1999............................   F-30
  Statement of Operations for the period from July 30,
   1998 (Date of Inception)through April 30, 1999...............   F-31
  Statement of Stockholders' Equity for the period from
   July 30, 1998 (Date of Inception) through April 30, 1999.....   F-32
  Statement of Cash Flows for the period from July 30,
   1998 (Date of Inception) through April 30, 1999 .............   F-33
  Notes to the Financial Statements ............................   F-34

SSP MANAGEMENT CORP.

  Independent Auditors' Report .................................   F-39
  Balance Sheet as of December 31, 1998 ........................   F-40
  Statement of Operations for the year ended December 31, 1998.. F-41 Statement of Stockholder's Equity for the year ended
   December 31, 1998 ...........................................   F-42
  Statement of Cash Flows for the year ended December 31, 1998..   F-43
  Notes to the Financial Statements ............................   F-44

Independent Auditors' Report

The Board of Directors
1st Net Technologies, Inc.
11423 West Bernardo Court
San Diego, California 92127

We have audited the accompanying consolidated balance sheets of 1st Net Technologies, Inc. (a Colorado corporation) and Subsidiaries, as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test-basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1st Net Technologies, Inc., and Subsidiaries as of December 31, 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The Company is affiliated with other companies in the same line of business, all of which are controlled by a common control group with the ability to influence the volume of business done by each company. As discussed in the notes to the financial statements, the Company and its affiliates have engaged in significant transactions with each other.

The Company has a relatively short history of operations and has experienced losses during the three years ended December 31, 1999. As of December 31, 1999, the Company has an accumulated deficit of 6,040,227. In view of this matter, realization of a portion of some of the recorded amounts in the accompanying financial statement is dependent upon continued operations of the Company and upon the Company's ability to raise funds through debt or equity offerings. These factors raise substantial doubt about the Company's ability to continue as a going concern (see notes to the financial statements). Accordingly, these consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                                       /s/ Argy & Company
                                       Argy & Company

Fountain Valley, California
April 30, 2000
                                      F-2

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED BALANCE SHEETS
                                                       December 31, 1999
                                                       -----------------
ASSETS

Current assets:
  Cash                                                    $    12,873
  Accounts receivable, net of allowance for
    doubtful accounts of $22,999                               67,498
  Marketable securities                                     1,158,366
                                                          -----------
     Total current assets                                   1,238,737

Investment in LaForza Automobiles, Inc.                       100,000
Investment in Last Mile Communication Corporation             220,000

Property and equipment, at cost net of accumulated
  depreciation and amortization of $71,249                    442,531

Other assets                                                   15,926
                                                          -----------
                                                          $ 2,017,194
                                                          ===========































See accompanying notes.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED BALANCE SHEETS
                                                       December 31, 1999
                                                       -----------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities                $   706,019
  Notes payable                                                68,000
  Notes payable and amounts due to related parties            335,972
  Current portion of capital lease obligations                 66,095
  Accrued personnel costs                                     285,652
  Income taxes payable                                          2,400
                                                          -----------
     Total current liabilities                              1,464,138

Long term portion of capital lease obligations                246,476
                                                          -----------
     Total liabilities                                      1,710,614

Commitments and contingencies

Minority interests in subsidiaries                             39,778

Stockholders' equity:
  Preferred stock, $.001 par value, 10,000,000 shares
   authorized, no shares issued and outstanding                     -
  Common stock, $.001 par value, 40,000,000 shares
   authorized, 5,753,700 shares issued and outstanding          5,754
  Common stock warrants                                       204,041
  Additional paid in capital                                5,428,170
  Accumulated deficit                                      (6,040,227)
  Accumulated other comprehensive income                      669,064
                                                          -----------
     Total stockholders' equity                               266,802
                                                          -----------
                                                          $ 2,017,194
                                                          ===========

















See accompanying notes.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   For the years ended
                                               December 31,    December 31,
                                                  1999             1998
                                               ------------    ------------
Revenues:
 Technology consulting, user fees and
  marketing services including related
  party revenues totaling $501,121 and
  $173,294 in 1999 and 1998, respectively      $  1,712,735     $   999,345

Operating expenses:
 Stock based employee compensation                1,339,425         264,735
 Stock and warrant based compensation for
  consulting services                               515,750               -
 Other operating expenses                         5,993,623       1,658,746
                                               ------------    ------------
                                                  7,848,798       1,923,481
                                               ------------    ------------
Loss from operations                             (6,136,063)       (924,136)

Other income and expense:
 Realized gain on investments sold                  919,518         331,760
 Unrealized loss on decline of restricted
  stock investement                                (162,600)       (137,400)
 Interest expense                                   (21,719)        (18,238)
 Other income                                         8,924           2,030
                                               ------------    ------------
Loss before provision for income taxes
 and minority interest in loss of subsidiaries   (5,391,940)       (745,984)

Provision for income taxes                            4,000           1,600
                                               ------------    ------------
Loss before provision for minority interest
 in undistributed loss of subsidiaries           (5,395,940)       (747,584)

Minority interest in undistributed loss
 of subsidiaries                                    157,534          94,700
                                               ------------    ------------
Net loss                                       $ (5,238,406)   $   (652,884)
                                               ============    ============

Loss per share:
 Net loss                                      $ (5,238,406)   $   (652,884)
 Preferred dividends                                      -          (6,000)
                                               ------------    ------------
     Net loss applicable to common
      shareholders                               (5,238,406)       (658,884)

     Basic and diluted loss per share          $      (0.92)   $      (0.16)
                                               ============    ============

Weighted average common shares outstanding:
 Basic and diluted                                5,682,147       4,018,697
                                               ============    ============
See accompanying notes.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 1999 and 1998

                                                                                            Accumu-
                                                                                            mulated
                                                                   Addi-                     Other
                                      Number             Common    tional                   Compre-      Total
                      Number of         of               Stock     Paid-In    Accumulated   hensive   stockholders'
                Shares      Amount    Shares    Amount  Warrants   Capital      Deficit      (loss)      equity
              ---------  ----------  ---------  ------  --------  ----------  -----------   --------  ------------
Balance at
December 31,
1997                  -  $        -  2,798,000  $2,798  $      -  $  506,252  $ (142,937)   $      -  $    366,113

Shares issued
to employees          -           -    265,000     265         -     264,735           -           -       265,000

Common stock of
1st Net issued
to investors          -           -    450,000     450         -      368,163          -           -       368,613

Series A pre-
ferred shares
and warrants
issued to
investors        20,000      45,000          -       -     5,000            -          -           -        50,000

Common stock
of Mariah issued
in exchange for
technology             -           -         -       -          -       4,000          -           -         4,000

Common stock
of Mariah issued
to investors           -           -         -       -          -      94,700          -           -        94,700

Dividends on
preferred
stock                  -           -         -       -          -           -     (6,000)          -        (6,000)

Comprehensive
 loss
  Net loss             -           -         -       -          -           -   (652,884)          -      (652,884)
  Unrealized
   loss on
   investements
   held for
   sale               -           -         -       -          -           -           -    (27,070)       (27,070)
              ---------  ----------  ---------  ------  --------  ----------  -----------   --------  ------------
Balance at
December 31,
1998             20,000      45,000  3,513,000   3,513     5,000   1,237,850     (801,821)  (27,070)       462,472

Shares issued
to employees          -           -    595,300     596         -   1,338,829            -         -      1,339,425

Common stock
issued in exchange
for services          -           -    173,000     173         -     389,077            -         -        389,250

Common stock of
Mariah issued
to investors          -           -          -       -         -     760,000            -         -        760,000

Common stock of
CTG issued
to investors          -           -          -       -         -     750,764            -         -        750,764


                                                           F-6

Common stock of
1st Net issued
in exchange for
SSP                   -           -  1,000,000   1,000         -           -            -          -         1,000

Series A pre-
ferred shares
and warrants
issued to
investors       452,400     907,122          -       -   100,791           -            -          -     1,007,913

Common stock
warrants
issued in
exchange for
services               -          -          -       -    98,250           -            -          -        98,250

Conversion
of preferred
stock to
common stock    (472,400)  (952,122)   472,400     472         -     951,650            -          -             -

Comprehensive
loss
 Net loss              -          -          -       -         -           -   (5,238,406)         -    (5,238,406)
 Unrealized
  gain on
  investements
  held for sale        -          -          -       -         -           -            -    696,134       696,134
              ---------  ----------  ---------  ------  --------  ----------  -----------   --------  ------------
Balance at
December 31,
1999                  -  $        -  5,753,700  $5,754  $204,041  $5,428,170  $(6,040,227)  $669,064  $    266,802
              =========  ==========  =========  ======  ========  ==========  ===========   ========  ============
























See accompanying notes.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   For the years ended
                                               December 31,    December 31,
                                                  1999             1998
Operating activities                           ------------    -------------
  Net loss                                     $(5,238,406)    $   (652,884)
  Adjustments to reconcile net income
   to net cash from operating activities:
    Depreciation and amortization                  115,447           20,877
    Changes in minority interests in
     subsidiaries                                   39,778                -
    Loss on disposal of property and equipment     102,480                -
    Stock based employee compensation            1,339,425          265,000
    Stock and warrant based compensation for
     consulting services                           515,750                -
    Realized gain on investments sold             (919,518)        (331,760)
    Unrealized loss on decline of restricted
     stock investment                              162,600          137,400
    Revenues received in the form of stock        (348,798)        (328,140)
    Changes in operating assets and liabilities:
     Accounts receivable                           (52,348)         (15,010)
     Other assets                                    5,530             (474)
     Accounts payable and accrued liabilities      506,995          160,511
     Accrued personnel costs                       232,507           46,710
     Deferred revenues                             (11,122)         (88,980)
     Income taxes payable                                -            2,400
     Other liabilities                             (10,000)          10,000
                                               ------------    -------------
Net cash from operating activities              (3,559,680)        (774,350)

Investing activities
 Additions to property and equipment              (162,636)        (136,458)
 Investment in Last Mile Communication
  Corporation                                     (220,000)               -
 Sales of marketable securities                    941,939          664,377
 Changes in loans receivable                       330,882         (330,882)
                                               ------------    -------------
Net cash from investing activities                 890,185          197,037

Financing activities
 Repayments of capital lease obligations           (39,808)         (11,170)
 Additions to notes payable                        429,245          366,467
 Repayments of notes payable                      (244,542)        (275,498)
 Net proceeds from issuance of common stock
  by CTG                                           750,764                -
 Net proceeds from issuance of common stock              -          368,613
 Net proceeds from issuance of common stock
  by Mariah                                        760,000           94,700
 Net proceeds from issuance of preferred
  stock and warrants                             1,007,913           50,000
                                               ------------    -------------
Net cash from financing activities               2,663,572          593,112
                                               ------------    -------------
Increase in cash                                    (5,923)          15,799
Cash at beginning of period                         18,796            2,997
                                               ------------    -------------
Cash at end of period                          $    12,873     $     18,796
                                               ============    =============

Supplemental disclosures of cash flow
 information:
  Cash paid (refunded) during the year for:
   Interest                                    $    21,719     $     18,238
                                               ============    =============
   Income taxes                                $     4,000     $          -
                                               ============    =============

See accompanying notes.


SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:

The Company granted exclusive proprietary technology rights to IP Telephony Technology that had no recorded accounting value in connection with the acquisition of Mariah during 1998.

The Company acquired net assets of $7,687 in connection with the acquisition of SSP Management Corp in exchange for 1,000,000 shares of common stock in January 1999.

The Company acquired the net assets of Children's Technology Group, Inc. totaling $705,657 in exchange for a license to in-process proprietary technology that had no recorded accounting value in May 1999.

The Company incurred capital lease obligations totaling $309,881 and $53,668 in connection with lease agreements to acquire equipment during the years ended December 31, 1999 and 1998, respectively.

The Company recorded revenues totaling $348,798 and $328,140 for services performed in exchange for clients' stocks during the year ended December 31, 1999 and 1998, respectively.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
Notes to consolidated financial statements

1.  Organization

1st Net Technologies, Inc. ("the Company" or "1st Net") is primarily in the Internet commerce and services business. These financial statements include the following subsidiaries:

     - Mariah Communications, Inc. ("Mariah") is in the business of developing Internet protocol telephony technologies. It was acquired in August 1998 in exchange for technology owned by 1st Net. At December 31, 1999, the Company owned approximately 87.8% of Mariah's common stock.

     - SSP Management Corp. ("SSP") provides Internet public relations and Internet newsletters. It was acquired in January 1999 in exchange for 1,000,000 common shares of 1st Net. At December 31, 1999, SSP remains wholly owned by 1st Net.

     - Children's Technology Group, Inc. ("CTG") is in the business of creating Internet communities for children. CTG was acquired in May 1999 in exchange for the licensing rights to certain technologies. At December 31, 1999, the Company owned approximately 86.4% of CTG's outstanding stock.

All three of the Company's subsidiaries had shareholders and management in common with the Company of the Company's management prior to their acquisition.

2.  Significant accounting policies

The Company's financial statements have been prepared in conformity with generally accepted accounting principles.

Going concern

The Company's financial statements have been prepared under the assumption it will continue as a going concern. However, the Company has incurred net losses throughout its entire history resulting in an accumulated deficit of $6,040,227 at December 31, 1999. Realization of a portion of the Company's assets in the accompanying financial statements is dependent upon the continued operation of the Company. In order to continue operations, the Company must raise additional funds either through incurring new debt, raising new equity or liquidating investment securities held. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that actions presently being taken and current revenues being generated will provide the opportunity for the Company to continue as a going concern.

Cash and cash equivalents

The Company considers all liquid interest-earning investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1999 or 1998.

Principles of consolidation

The financial statements include the accounts of 1st Net and its three subsidiaries. Because all three of the Company's subsidiaries had shareholders and management in common with 1st Net prior to their acquisition, the Company has accounted for them in a manner similar to pooling-of-interests accounting. The accompanying financial statements have been prepared on a consolidated basis as if common control was established as of the inception of the three subsidiaries during the year ended December 31, 1998. Significant intercompany transactions and balances have been eliminated in consolidation.

Estimates and assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include provisions for bad debts and the value of securities received in exchange for services. Actual results may differ from these estimates.

Revenue recognition

Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with all applicable accounting regulations, including American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions. Revenues from technology consulting, user fees and marketing services are recognized ratably over the contract period in accordance with period in which the services are performed. Revenues attributable to undelivered elements, including technical support are recognized ratably on a straight-line basis over the contract period.

Computer software costs

Computer software costs are expensed as incurred. Statement of Financial Accounting Standards (SFAS) 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, does not materially affect the Company. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 Accounting for Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software's estimated useful life. The Company adopted SOP 98-1 effective January 1, 1999 with no material effect on the financial statements.

Marketable and restricted securities

Marketable and restricted securities consist primarily of stock received for services performed on behalf of clients. Publicly traded equity securities are classified as available for sale and are recorded at market using the specific identification method. Unrealized gains and losses are reflected in other comprehensive income. Restricted securities are recorded at cost. Restricted shares of LaForza Automobiles, Inc. declined in value from their original book basis of $400,000 to $262,600 and $100,000 at December 31, 1998 and 1999, respectively. Because management believed these declines to be of an other than temporary nature, the investment was written down to its new values as of these dates and the losses of $137,400 and $162,600 were recorded in operations in 1998 and 1999, respectively.

The Company realized gross proceeds of $941,939 and $664,377 from the sales of available-for-sale securities during 1999 and 1998, respectively. Gross realized gains and losses included in operations for 1999 were $972,918 and $53,400, respectively ($380,231 and $48,471 for 1998).

Property and equipment

Property and equipment consists primarily of office equipment and furniture, is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets of three to five years. Expenditures for maintenance and repairs are expensed; expenditures for renewals and improvements are generally capitalized. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized. When events or changes in circumstances indicate that assets may be impaired, an evaluation is performed comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Property and equipment consists of the following at December 31, 1999:

     Office furniture and equipment                $ 243,319
     Computer equipment                              152,299
     Leasehold improvements                           22,954
     Automobiles                                      27,219
     Tradeshow accessories                            52,000
     Other                                            15,989
                                                   ---------
                                                     513,780
     Less accumulated depreciation                   (71,249)
                                                   ---------
                                                   $ 442,531
                                                   =========

Capital lease property

Capital lease property and equipment at December 31, 1999 totaled $264,529 net of accumulated amortization of $23,205.

Fair value of financial instruments

The Company estimates the fair value of its monetary assets and liabilities based upon existing interest rates related to such assets and liabilities compared to current rates of interest for instruments with a similar nature and degree of risk. The Company estimates that the carrying value of its monetary assets and liabilities approximates their fair value as of December 31, 1999.

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses totaled $300,927 and $199,164 in 1999 and 1998, respectively.

Concentration of credit risk

The Company sells its services to customers in the United States. The Company maintains a reserve for potential credit losses and historically such losses have been within management's estimates. In 1999, revenues from one unrelated major customer totaled $970,500, which represented 56.7% of total revenues.

Comprehensive income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income, including unrealized gains and losses on investments held for sale, shall be reported net of their related tax effect, to arrive at comprehensive income (loss). Comprehensive loss totaled $4,542,272 and $679,954 in 1999 and 1998, respectively.

Earnings per share

Earnings per share is computed in accordance with SFAS No. 128, Earnings Per Share and SEC Staff Accounting Bulletin (or SAB) No. 98. Under the provisions of SFAS No. 128, basic earnings per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Under the provisions of SAB No. 98, common shares issued for nominal consideration are included in the per share calculations as if they were outstanding for all periods presented.

Weighted average shares outstanding of 5,661,711 and 4,018,697 for the years ended December 31, 1999 and 1998, respectively includes common stock outstanding as well as common shares issued for nominal consideration as if the shares were outstanding for all periods presented. Potentially dilutive securities include options, warrants and preferred stock that were excluded from basic and diluted earnings per share because of their anti-dilutive effect. Anti-dilutive securities outstanding totaled 336,200 and 10,000 at December 31, 1999 and 1998, respectively.

Stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is not less than the deemed fair value for the underlying stock on the date of grant, no compensation expense is recognized. At the time stock options were granted, the Company believed that the exercise price was at a price not less than the fair value of the underlying common stock.

Recently issued accounting standards

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the Company's balance sheet at fair value. The Financing Accounting Standards Board has subsequently delayed implementation of the standard for the financial years beginning after June 15, 2000. The Company expects to adopt the new Statement effective January 1, 2001. The impact on the Company's financial statements is not expected to be material.

Restatements and reclassifications

The Company has restated prior year financial information to reflect the accounting for the acquisitions of its subsidiaries as if the acquisitions took place at the inception of the subsidiaries in 1998. Certain reclassifications have been made to conform prior years' data to the current period presentation.

3.  Acquisitions and proposed acquisition of subsidiaries

Mariah

At its inception in August 1998, Mariah issued all of its outstanding common stock totaling 4,000,000 shares to 1st Net in exchange for certain in-process technology research and development owned by 1st Net. Additionally, the Company issued options to purchase 1,500,000 shares of common stock to Entrepreneur Investments, LLC for services rendered in Mariah's formation. The options are exercisable at $.10 per share and expire on August 15, 2001.

Mariah had shareholders and management in common with 1st Net at the time of its formation and acquisition by 1st Net. The acquisition was accounted for in a manner similar to a pooling-of-interests and the results of Mariah's operations from its inception are included in the accompanying financial statements of the Company. Mariah had no revenues in either 1999 or 1998 and a net loss of $446,018 and $86,901 in 1999 and 1998, respectively.

Mariah subsequently sold stock to outside investors for proceeds totaling $854,700 (net of offering costs) and the Company owns approximately 87.8% of Mariah's outstanding shares at December 31, 1999. Minority interest in subsidiaries totaling $39,778 in the accompanying balance sheet at December 31, 1999 represents the outside ownership of Mariah's equity as of that date.

In 1999, Mariah received a note receivable from Last Mile Communications Corporation ("Last Mile") in exchange for $220,000 cash. The note was subsequently converted into the restricted shares of Last Mile. Last Mile's chief executive officer and chairman of the board of directors formerly held the same position with Mariah. In March 2000, Mariah subsequently sold substantially all of its operating assets to Last Mile in exchange for Last Mile's assumption of future expense commitments. Mariah retained the rights to its IP telephony technology.

SSP

In January 1999, the Company acquired 100% of the outstanding shares of SSP in exchange for 1,000,000 shares of the 1st Net stock. SSP had shareholders and management in common with 1st Net prior to the acquisition. The transaction was accounted for in a manner similar to a pooling-of-interests and the results of SSP's operations from its inception in 1998 are included in the accompanying financial statements of the Company. SSP continues to be wholly owned by 1st Net as of December 31, 1999. SSP had revenues and net income of $1,175,386 and $566,921 in 1999 ($523,515 and $22,947 in 1998).

CTG

In May 1999, the Company obtained 4,000,000 shares or approximately 86.4% of CTG's common stock in exchange for technology marketing and licensing rights on in-process technology research and development. CTG had shareholders and management in common with 1st Net prior to the acquisition. The transaction was accounted for in a manner similar to a pooling-of-interests and CTG's results from its commencement of operations in 1999 are included in the accompanying financial statements of the Company. Revenues and net loss in 1999 totaled $65,209 and $822,295, respectively. 1st Net continues to own approximately 86.4% of CTG as of December 31, 1999. In March 2000, 1st Net received an additional 35,000 shares of CTG in lieu of unpaid royalties owed by CTG to 1st Net. There is no minority interest in CTG shown on the accompanying balance sheet at December 31, 1999 because CTG has a net equity deficit as of that date totaling $226,569.

Spirit 32 Development Corporation

In January 1999, the Company entered into an agreement to purchase in the future all of the issued and outstanding stock of Spirit 32 Development Corporation ("SP32") in exchange for 450,000 shares of 1st Net's common stock. The acquisition was not consummated and was formally rescinded in February 2000. The rescission agreement released the Company and SP32 from any liability that may have arisen under the terms of the original agreement for 1st Net to acquire SP32, including funds previously advanced by 1st Net for the licensing and development of in-process technology.

Included in the rescission agreement, SP32 sold all of its rights, title and interest in technology being developed by both Mariah and CTG. The release also included trade names in connection with the technology. At the close of the rescission agreement, 1st Net delivered 250,000 shares of its restricted common stock to SP32 together with cash totaling $100,000. In March 2000, 1st Net sold the technology obtained from SP32 in exchange for 250,000 shares of CTG common stock.

4.  Related party transactions, major customers and noncash revenues

The Company recognized related party revenues totaling $501,121 and $173,294 during the years ended December 31, 1999 and 1998, respectively. There were no related party accounts receivable at December 31, 1999.

Entrepreneur Investments, LLP ("EI") is a large percentage stockholder of 1st Net. The sole shareholder of EI is also 1st Net's Chief Executive Officer and serves on the Board of Directors of both 1st Net and Mariah. EI owns the building in which both 1st Net and CTG are housed. Rent expense totaled $89,823 and $18,501 for the years ended December 31, 1999 and 1998, respectively. Additionally, the Company had borrowings outstanding from EI totaling $284,800 and $5,000 at December 31, 1999 and 1998, respectively. Borrowings from EI are generally non-interest bearing unless so stated at the time funds are advanced. There was no interest expense from EI borrowings in either 1999 or 1998.

At December 31, 1999, SSP had certain holdings of corporate securities that were obtained in connection with past services provided by the Company. SSP has agreed to pay a former independent contractor of the Company a commission of 8% of the proceeds realized by SSP from the future sale of these securities. Included in accounts payable at December 31, 1999 is $90,151 for the estimated amount due to this individual based on the value of SSP marketable securities at that date.

5.  Sales and issuances of preferred and common stock

The Company issued 595,300 and 265,000 restricted shares of common stock to employees during the years ended December 31, 1999 and 1998, respectively and 173,000 restricted shares to outsiders for services rendered to the Company. Additionally, the Company committed to issue 46,907 common shares to employees in 2000 for services performed in 1999. The Company recognized compensation expense for the shares issued and to be issued of $1,614,111 and $265,000 for the years ended December 31, 1999 and 1998, respectively and $417,000 for shares issued and to be issued to outsiders for services rendered to the Company. The compensation expense recognized was calculated based on the most recent trading price of the common stock for stock issuances in 2000 and 1999, or on the basis of the most recent sale of shares to outsiders for stock issued in 1998.

1st Net sold 450,000 shares of restricted common stock to outside investors during the year ended December 31, 1998 for net proceeds totaling $368,613.
In connection with the acquisition of SSP, 1st Net issued 1,000,000 shares of its common stock to the shareholders of SSP. The shares were issued in January 1999 when the shares closed on the OTC market at $3.00, giving a total value for the transaction of $3,000,000.

1st Net sold 452,400 and 20,000 shares of its Series A preferred stock to outside investors during 1999 and 1998, respectively. The Company's Series A preferred stock is convertible into an equivalent number of shares of common stock and has voting rights equal to the number of shares of common stock into which it is convertible. The shares are entitled to participate in any dividends issued to common stockholders and have cumulative rights to dividends at the rate of $.30 per share payable in either cash or shares of common or preferred stock. The Series A preferred shares have a preference in liquidation of any unpaid dividends plus $2.50 per share over other 1st Net stockholders.

The preferred shares automatically converted to common stock when the Company's share price reached $3 per share and dividends accrued in the prior year were never paid. The Series A preferred shares were sold with warrants to purchase additional shares of common stock at $5 per share, exercisable immediately. The warrants expire on the early of the one-year anniversary of an underwritten public offering of the Company's shares or October 31, 2002. There were 236,200 and 10,000 warrants outstanding at December 31, 1999 and December 31, 1998, respectively.

Mariah sold 437,000 and 118,600 shares of common stock to outsiders during 1999 and 1998, respectively for net proceeds totaling $760,000 and $94,700, respectively. In 1999, CTG sold 630,000 shares of its common stock to outsiders for net proceeds totaling $750,764.

The Company agreed to issue warrants to purchase 525,000 shares of common stock at $3.00 per share to four employees, subject to the approval of the Company's Board of Directors. When the issuance of the warrants are approved by the Board of Directors, they will be immediately vested and will expire five years from the date of Board approval.

During 1999, the Company agreed to issue options to purchase common shares to employees at the rate of $5.00 per share, subject to the approval of the Company's Board of Directors. The options have a ten-year term and vest over three years. At December 31, 1999, the Company had 352,000 stock options issued and outstanding. The vesting period for some of the options was accelerated over a period less than three years based on the terms of employment of the recipients. At December 31, 1999, there were 86,667 options exercisable.

As provided for under SFAS 123, the Company has provided the required additional pro forma disclosures. In accordance with the intrinsic value method followed by APB 25, no compensation expense has been recognized in the consolidated statement of operations in connection with the granting of stock options. Had compensation cost been recognized in accordance with the fair value method called for by SFAS 123, the Company's net loss in 1999 would have increased $179,520 to $5,417,926.

The fair value of the options issued in 1999 was estimated using the Black-Scholes option pricing model with the following weighted average
assumptions used for grants: dividend yield   0%; expected volatility   80%;
risk-free investment rate   6%; and an expected life of seven years.  The
compensation cost as generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be realized by the option holders. The fair value of the option grant was $.51 per share.

The Company issued 75,000 warrants to a client during 1999 in connection with a service agreement. The warrants have an exercise price of $3.50 per share and expire March 31, 2001. The Company recorded a charge of $98,750 to operations in 1999 in connection with the issuance of the warrants.

6.  Notes payable

The Company's notes payable, notes payable due to related parties and amounts due to related parties outstanding at December 31, 1999 consist of the following:

     Demand notes payable to and amounts
     payable from EI, unsecured and non-interest
     bearing, varying or no stated maturity dates     $    284,800

     Amounts advanced from Grey Mare, LLC,
     unsecured, non-interest bearing, no stated
     maturity date, repaid in full during the
     quarter ended March 31, 2000                           40,000

     Amounts advanced by employee, unsecured,
     non-interest bearing, no stated maturity
     date, repaid in full August 2000                       11,172
                                                      ------------
     Notes payable and amounts due to related
     parties                                               335,972

     Note payable to an individual, unsecured
     and bearing interest at 10%, interest only
     payments due annually in August, no stated
     maturity date                                          50,000

     Note payable to a customer, unsecured and
     bearing interest at 10%, repayment to be
     made in the form of services, repaid in
     full August 2000                                       18,000
                                                      ------------
     Notes payable                                          68,000
                                                      ------------
                                                      $    403,972
                                                      ============

7.  Commitments

Both 1st Net and CTG rent their facilities from EI under operating leases through February 2003. The lease contracts call for increases in monthly rent in March 2001 and March 2002. The future minimum annual aggregate rental payments required under both capital and operating leases as of December 31 are as follows.

                                         Operating       Capital
                                         ---------       -------
     2000                                $154,200        $101,559
     2001                                 259,756          83,286
     2002                                 282,996          81,249
     2003                                 112,608          77,366
     2004                                       -          47,180
                                         --------        --------
                                          809,560         390,640

     Less interest portion of
      capital lease obligations                           (78,069)
                                                         --------
                                                         $312,571
                                                         ========

8.  Income taxes

At December 31, 1999, the Company has federal and California net operating loss carryforwards of approximately $5,800,000. The federal and California net operating loss carryforwards will begin to expire in 2012, unless previously utilized. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50% occurs within a three year testing period.

The Company's provision for income taxes for the years ended December 31, 1999 and 1998 consist of minimum franchise taxes levied by the state of California.

The components of the Company's deferred tax assets as of December 31, 1999 and 1998 are shown below. A valuation allowance has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

                                   December 31, 1999    December 31, 1998
                                   -----------------    -----------------
   Deferred tax assets:
    Net operating loss
     carryforwards                    $ 2,320,000          $ 320,000
    Valuation allowance for
     deferred tax assets               (2,320,000)          (320,000)
                                      -----------          ---------
   Net deferred tax assets            $         -          $       -
                                      ===========          =========

A reconciliation of the statutory tax rates to the Company's provision for income tax expense is as follows:

                                                 Years ended
                                   December 31, 1999    December 31, 1998
                                   -----------------    -----------------
   Federal income tax rate              (35.0)%              (35.0)%
   State income tax rate,
    net of federal benefit               (5.9)                (5.9)
   Valuation allowance                   40.9                 40.7
                                        -------              -------
                                            - %               (0.2)%
                                        =======              =======

9.  Contingencies

The Company is currently under investigation of the United States
Securities and Exchange Commission for potential violations of securities laws. The outcome of this investigation is indeterminable; however, no reserve has been established for loss contingencies due to this investigation in the accompanying financial statements.

The Company is currently involved in disputes with several former employees concerning compensation and termination decisions. Although the outcome of these disputes is indeterminable, management is confident that these matters will be settled favorably. No reserves have been established in connection with these disputes in the accompanying financial statements.

10.  Subsequent event

On February 23, 2000, SSP sold a newsletter published by the Company along with certain related assets to Marketbyte, L.L.C. ("Marketbyte") in exchange for a note receivable totaling $200,000 and 10% of any future consideration received by Marketbyte in connection with the newsletter through June 2, 2002. Under the sale agreement, in the event that the consideration received from Marketbyte by the Company through June 2, 2002 does not equal or exceed $750,000, Marketbyte will be required to pay the Company the difference between $750,000 and the consideration previously paid to the Company in connection with the newsletter.

On May 19, 2000, CTG sold 2,000,000 shares of Series A convertible preferred stock at a cost of $2.00 per share to an unrelated investor. The preferred shares are convertible into an equal number of shares of common stock and automatically convert upon the earlier of a firmly underwritten public offering of the Company's common stock with total proceeds of at least $5,000,000 or the date at which the public price per common share is equal to or greater than $4.00 (as adjusted). The Series A preferred stock contains no provisions for mandatory dividends except as declared at the discretion of the Board of Directors. The Series A preferred shares have voting rights in proportion to the number of common shares into which they are convertible and carry a liquidation preference of $2.00 per share plus any declared but unpaid dividends.

The preferred shares included unregistered warrants to purchase an additional 1,000,000 shares of common stock at $4.00 per share. The warrants expire on the earlier of May 19, 2003 or one year after the closing of a firmly underwritten public offering of not less than $5,000,000. The proceeds of the preferred stock and warrant sale totaled $3,593,525, net of offering costs and commissions.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED BALANCE SHEETS
UNAUDITED

                                                         June 30,
                                                           2000
                                                        -----------
ASSETS

Current assets:
 Cash                                                   $ 2,992,837
 Accounts receivable, net of allowance for
  doubtful accounts of $33,723                               25,210
  Marketable securities                                     169,966
  Current portion of note receivable from
   Marketbyte, L.L.C.                                       100,000
  Other current assets                                       37,463
                                                        -----------
     Total current assets                                 3,325,476

Investment in LaForza Automobiles, Inc.                      60,000
Investment in Last Mile Communication Corporation           220,000
Note receivable from Marketbyte, L.L.C.                     650,000

Property and equipment, at cost net of accumulated
  depreciation of $107,110                                  348,991

Other assets                                                 11,742
                                                        -----------
                                                        $ 4,616,209
                                                        ===========






















See accompanying notes.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED BALANCE SHEETS
UNAUDITED

                                                         June 30,
                                                           2000
                                                        -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable and accrued liabilities               $   519,773
 Notes payable                                               55,090
 Notes payable and amounts due to related parties            67,456
 Current portion of capital lease obligations                72,496
 Accrued personnel costs                                    565,270
 Income taxes payable                                         4,000
                                                        -----------
     Total current liabilities                            1,284,085

Long term portion of capital lease obligations              219,103
                                                        -----------
     Total liabilities                                    1,503,188

Commitments and contingencies

Minority interests in subsidiaries                          960,920

Stockholders' equity:
 Preferred stock                                                  -
 Common stock                                                 6,004
 Common stock warrants                                      204,041
 Additional paid in capital                               7,885,426
 Accumulated deficit                                     (6,111,691)
 Accumulated other comprehensive income                     168,321
                                                        -----------
     Total stockholders' equity                           2,152,101
                                                        -----------
                                                        $ 4,616,209
                                                        ===========
















See accompanying notes.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
                                             For the six months ended
                                             June 30,        June 30,
                                             2000            1999
                                           -----------     -----------
Revenues:
 Technology consulting, user fees and
  marketing services                       $   153,343     $   663,751
Operating expenses                           2,562,111       4,305,183
                                           -----------     -----------
Loss from operations                        (2,408,768)     (3,641,432)

Other income and expense:
 Realized gain on investments sold           1,154,822         390,726
 Writedown of restricted security              (40,000)              -
 Interest expense                              (53,319)         (8,695)
 Gain on sale of assets                        735,359               -
 Other income                                   23,967          11,368
                                           -----------     -----------
Loss before provision for income taxes
 and minority interest in loss of
 subsidiaries                                 (587,939)     (3,248,033)

Provision for income taxes                        5,902            800
                                            -----------    -----------
Loss before provision for minority
 interest in undistributed loss of
 subsidiaries                                  (593,841)    (3,248,833)

Minority interest in undistributed
 loss of subsidiaries                           522,377        100,114
                                            -----------    -----------
Net Loss                                    $   (71,464)   $(3,148,719)
                                            ===========    ===========
Loss per share:
 Basic and diluted                          $     (0.01)   $     (0.56)
                                            ===========    ===========


Weighted average common shares outstanding:
 Basic and diluted                            5,943,260      5,590,969
                                            ===========    ===========












See accompanying notes.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
                                             For the six months ended
                                              June 30,        June 30,
                                               2000            1999
Operating activities                       -----------     -----------

Net loss                                   $   (71,464)    $(3,148,719)
Adjustments to reconcile net loss
 to net cash flows from operating
 activities:
  Depreciation and amortization                 57,545          56,935
  Changes in minority interests in
   subsidiaries                               (522,377)         50,836
  Gain on sale of assets                      (735,359)              -
  Realized gain on investments sold         (1,154,822)       (390,726)
  Writedown of restricted security                   -               -
  Reduction of note payable in exchange
   for services                                (12,910)              -
  Stock based employee compensation                  -       1,339,425
  Stock based payments for services and
   technology                                  282,500          98,250
  Revenues received in the form of stock             -         (22,500)
  Changes in operating assets and liabilities:
   Accounts receivable                          42,288        (115,065)
   Other assets                                (36,963)        (61,881)
   Accounts payable and accrued liabilities   (136,018)        324,049
   Accrued personnel costs                     279,618          50,770
   Deferred revenues                                 -               -
   Income taxes payable                          1,600           3,200
                                           -----------     -----------
Net cash flows from operating activities    (2,006,362)     (1,815,426)

Investing activities

Additions to property and equipment            (10,151)       (155,641)
Changes in marketable securities             1,682,479          42,587
Repayments of notes and loans receivable             -         330,882
                                           -----------     -----------
Net cash flows from investing activities     1,672,328         217,828

Financing activities

Repayments of capital lease obligations        (36,011)         (4,879)
Repayments of notes payable                   (268,516)       (219,269)
Net proceeds from issuance of common stock
 of Mariah                                           -         760,000
Net proceeds from issuance of common
 stock by CTG                                   25,000         750,764
Net proceeds from issuance of CTG preferred
 stock and warrants                          3,593,525               -
Net proceeds from issuance of preferred
 stock and warrants                                  -       1,007,913
                                           -----------     -----------
Net cash flows from financing activities     3,313,998       2,294,529
                                           -----------     -----------
Increase in cash                             2,979,964         696,931
                                           -----------     -----------
Cash at beginning of period                     12,873          18,796
                                           -----------     -----------
Cash at end of period                      $ 2,992,837     $   715,727
                                           ===========     ===========
See accompanying notes.

1st NET TECHNOLOGIES, INC.
and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)


1.  Organization

1st Net Technologies, Inc. ("the Company") is primarily in the Internet commerce and services business.

The accompanying financial statements of the Company have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. Realization of a portion of the assets in the accompanying financial statement is dependent upon future profitable operations of the Company, or the realization of sufficient funds from the sales of investment securities held or upon the Company's ability to raise funds through future debt or equity offerings. Management believes that actions presently being taken and current revenues being generated will provide the opportunity for the Company to continue as a going concern and has therefore prepared the financial statements accordingly.

2.  Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Mariah Communications, Inc. ("Mariah"), SSP Management Corp. ("SSP") and Children's Technology Group, Inc. ("CTG"). These acquisitions have been accounted for in a manner similar to a pooling-of-interests because the Company and the acquired companies had shareholders and management in common prior to the acquisition. Intercompany transactions and balances have been eliminated in consolidation.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-QSB and Item 310(b) of Regulation SB. Accordingly, certain information or footnote disclosures normally included in complete financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the statements include all adjustments necessary, which are of a normal and recurring nature, for the fair presentation of the results of the interim periods presented.

These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 1999, included in 1st Net Technologies, Inc.'s Form 10-KSB reported to the Securities and Exchange Commission. Operating results for the three and six months ended June 30, 2000 are not necessarily indicative of the results which may be expected for any other interim period or for the year ended December 31, 2000. Certain reclassifications have been made to conform prior years' data to the current period presentation.

3.  Earnings per share

Earnings per share is computed in accordance with SFAS No. 128, Earnings Per Share. Under the provisions of SFAS No. 128, basic earnings per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. All of the Company's common stock equivalents totaling 236,200 and 311,200 were antidilutive for the three and six months ended June 30, 2000 and June 30, 1999, respectively.

4.  Warrants, stock options and employee stock grant

There are 236,200 warrants outstanding to purchase shares of common stock at $5 per share. The warrants expire at the earlier of one year subsequent to the closing of an underwritten public offering of the Company's common stock or October 21, 2002.

There are 75,000 warrants outstanding to purchase common stock outstanding with an exercise price of $3.50 per share. The warrants expire March 31, 2001.

The Company agreed to issue warrants to purchase 525,000 shares of common stock at $3.00 per share to four employees, subject to the approval of the Company's Board of Directors. When the issuance of the warrants is approved by the Board of Directors, they will be immediately vested and will expire five years from the date of Board approval.

During 1999, the Company announced its intention to issue options to employees to purchase common stock at an exercise price of $5.00 per share, subject to the future approval of the Company's Board of Directors. There are 272,000 shares of common stock that would be subject to this future option grant. The vesting period for the options to be granted will vary based on the terms of employment of the recipients at the time the options were announced, but in no event will exceed three years from the time of the announcement of the options in 1999. None of the options to be granted will be issued to officers or directors.

In April 1999 pursuant to an employment agreement, the Company issued 150,000 options to purchase common stock at $5.00 per share to a former employee. At the time the former employee voluntarily terminated his employment with the Company in November 1999, there were 25,000 options vested. The options will expire on November 30, 2000 if not exercised on or prior to that date.

In December 1999, the Company announced the issuance of shares of common stock to employees. In August 2000, the Company's Board of Directors approved the issuance of 58,592 shares. The shares were distributed in September 2000. The Company recorded compensation expense of $53,005 during the year ended December 31, 1999, related to the future issuance of the shares.

5.  Technology Purchase Agreement

In January 1999, the Company entered into an agreement to purchase in the future all of the issued and outstanding stock of Spirit 32 Development Corporation ("SP32") in exchange for 450,000 shares of 1st Net's common stock. The acquisition was not consummated and was formally rescinded in February 2000. The rescission agreement released the Company and SP32 from any liability that may have arisen under the terms of the original agreement for 1st Net to acquire SP32, including funds previously advanced by 1st Net for the licensing and development of in-process technology.

Included in the rescission agreement, SP32 sold all of its rights, title and interest in technology being developed by both Mariah and CTG. The release also included trade names in connection with the technology. At the close of the rescission agreement, 1st Net delivered 250,000 shares of its restricted common stock to SSP together with cash totaling $100,000. The Company recorded a charge to operations totaling $382,500 in connection with this transaction as the technology being obtained was in-process research and development at the time of the rescission agreement. In March 2000, 1st Net sold the CTG technology obtained from SP32 to CTG in exchange for 250,000 shares of CTG common stock.

6.  Asset sales

In 1999, Mariah received a note receivable from Last Mile Communications Corporation ("Last Mile") in exchange for $220,000 cash. The note was subsequently converted into the restricted shares of Last Mile. Last Mile's chief executive officer and chairman of the board of directors formerly held the same position with Mariah. In March 2000, Mariah subsequently sold substantially all of its operating assets to Last Mile in exchange for Last Mile's assumption of future expense commitments. Mariah retained the rights to its IP telephony technology.

On February 23, 2000, SSP sold a newsletter published by the Company along with certain related assets to Marketbyte, L.L.C. ("Marketbyte") in exchange for a note receivable totaling $200,000 and 10% of any future consideration received by Marketbyte in connection with the newsletter through June 2, 2002. Under the sale agreement, in the event that the consideration received from Marketbyte by the Company through June 2, 2002 does not equal or exceed $750,000, Marketbyte will be required to pay the Company the difference between $750,000 and the consideration previously paid to the Company in connection with the newsletter. Accordingly, the transaction has been recorded as a current and long-term note receivable due from Marketbyte totaling $750,000 in the accompanying balance sheet at June 30, 2000. Also the Company recorded a gain from the sale of the newsletter less the related assets sold totaling $735,359 in the accompanying statement of operations for the three months ended March 31, 2000.

7.  Related party transactions and significant sales

Entrepreneur Investments, L.L.C. ("EI") is one of the largest percentage shareholders in the Company. The sole shareholder of EI serves as the Company's Chief Executive Officer. The Company has officers and directors in common with various other entities in related and unrelated businesses. During the three and six months ended June 30, 2000 and 1999, the Company subleased office space from EI for total rent expenses of $36,900, $69,961, $24,081 and $44,458, respectively. The Company also had borrowings outstanding from EI totaling $59,800 at June 30, 2000. The Company paid interest on the borrowings to EI totaling $35,000 during the six months ended June 30, 2000.

At June 30, 2000 and December 31, 1999, SSP had certain holdings of corporate securities that were obtained in connection with past services provided by the Company. SSP has agreed to pay a former independent contractor of the Company a commission of 8% of the proceeds realized by SSP from the future sale of these securities.

During the three and six months ended June 30, 1999 the Company had revenues from related parties totaling $40,000 and $120,000, respectively.

8.  Contingencies

The Company is currently under investigation of the United States
Securities and Exchange Commission for potential violations of securities laws. The outcome of this investigation is indeterminable; however, no reserve has been established for loss contingencies due to this investigation in the accompanying financial statements.

The Company is currently involved in disputes with several former employees concerning compensation and termination decisions. Although the outcome of these disputes is indeterminable, management is confident that these matters will be settled favorably.

9.  Sale of CTG preferred stock

On May 19, 2000, CTG sold 2,000,000 shares of Series A convertible preferred stock at a cost of $2.00 per share to an unrelated investor. The preferred shares are convertible into an equal number of shares of common stock and automatically convert upon the earlier of a firmly underwritten public offering of the Company's common stock with total proceeds of at least $5,000,000 or the date at which the public price per common share is equal to or greater than $4.00 (as adjusted). The Series A preferred stock contains no provisions for mandatory dividends except as declared at the discretion of the Board of Directors. The Series A preferred shares have voting rights in proportion to the number of common shares into which they are convertible and carry a liquidation preference of $2.00 per share plus any declared but unpaid dividends.

The preferred shares included unregistered warrants to purchase an additional 1,000,000 shares of common stock at $4.00 per share. The warrants expire on the earlier of May 19, 2003 or one year after the closing of a firmly underwritten public offering of not less than $5,000,000. The proceeds of the preferred stock and warrant sale totaled $3,593,525, net of offering costs and commissions.

10.  Subsequent event

In July 2000, SSP agreed to sell its opt-in databases SmallCapDigest.com and InvestmentOpportunity.com to Millennium Financial Publishing, LLC ("Millennium"), an unrelated business. The Company will receive consideration totaling $1,500,000 as follows: 1) $100,000 paid to SSP at signing; 2) monthly installments ranging from $15,000 to $20,000 through December 1, 2001; 3) $375,000 due on or before January 1, 2002; 4) 25% of all stock consideration paid to the buyer by its client companies until the total stock consideration totals $750,000; and 5) cash totaling up to $750,000 to the extent the stock consideration does not have a total value (as defined) equal to $750,000.

                       INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Children's Technology Group, Inc.

We have audited the accompanying balance sheet of The Children's Technology Group, Inc. f.k.a. Tummy Busters, Inc. (a development stage company) (the "Company") as of April 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from July 30, 1998 (date of inception) through April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 1999, and the results of its operations and its cash flows for the period from July 30, 1998 (date of inception) through April 30, 1999 in conformity with generally accepted accounting principles.

As discussed in Note 1, the Company has been in the development stage since its inception on July 30, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to raise funds through debt or equity offerings, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.


                                   /s/ Argy & Company

                                   Argy & Company


Fountain Valley, California
May 31, 2000

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)


                               BALANCE SHEET

                               April 30, 1999

                                  ASSETS

Cash                                                    $ 465,650

Computer equipment                                          1,007

Licenses                                                  400,000

Other assets                                               15,000
                                                        ---------

     Total assets                                       $ 881,657
                                                        =========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Accrued liabilities                                   $ 176,000
                                                        ---------

Stockholders' equity:
  Common stock, $0.001 par value; 50,000,000
   shares authorized; 630,000 shares issued
   and outstanding                                            630
  Additional paid-in capital                              753,484
  Deficit accumulated during the development stage        (48,457)
                                                        ---------

     Total stockholders' equity                           705,657
                                                        ---------
     Total liabilities and stockholders' equity         $ 881,657
                                                        =========













See independent auditors' report and accompanying notes to financial statements.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS

             For the Period From July 30, 1998 (Date of Inception)
                           Through April 30, 1999



Selling, general and administrative expenses            $ 47,657

Provision for taxes                                          800
                                                        --------

Net loss                                                $(48,457)
                                                        ========



































See independent auditors' report and accompanying notes to financial statements.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)

                     STATEMENT OF STOCKHOLDERS' EQUITY

            For the Period From July 30, 1998 (Date of Inception)
                           Through April 30, 1999

                                                                     Deficit
                                                                   Accumulated
                                                     Additional      During the     Total
                                     Common Stock     Paid-in       Development  Stockholders'
                                   Shares    Amount   Capital          Stage        Equity
                                  --------   ------  ----------    ------------  -------------
Balances, July 30, 1998                  -    $  -    $      -       $      -      $      -

Issuance of common stock to
founders on August 30, 1998        870,000     870       2,480              -         3,350

Common stock issued in connec-
tion with a private placement
for $0.40 per share dated
August 10, 1998:
   December 1998                    77,750      78      31,022              -        31,100
   January 1999                      5,500       5       2,195              -         2,200
   February 1999                    79,250      79      31,621              -        31,700

Common stock issued in connec-
tion with a private placement
for $2.00 per share dated March 3,
1999, net of offering costs        467,500     468     685,296              -       685,764

Surrender of common stock from
founders on April 22, 1999        (870,000)   (870)        870              -             -

Net loss                                 -       -           -        (48,457)      (48,457)
                                  --------    -----   ---------      --------     ---------

Balances, April 30, 1999           630,000    $ 630   $ 753,484      $(48,457)    $ 705,657
                                  ========    =====   =========      ========     =========













See independent auditors' report and accompanying notes to financial statements.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)

                     STATEMENT OF STOCKHOLDERS' EQUITY

            For the Period From July 30, 1998 (Date of Inception)
                           Through April 30, 1999

Cash flows from operating activities:
   Net loss                                                    $  (48,457)
   Increase in accrued liability                                   20,000
                                                               ----------

   Net cash used in operating activities                          (28,457)

Cash flows from investing activities:
   Purchases of computer equipment                                 (1,007)
   Purchases of licenses                                         (400,000)
   Other assets                                                   (15,000)
                                                               ----------

   Net cash used in investing activities                         (416,007)
                                                               ----------

Cash flows provided by financing activities:
   Net proceeds from issuance of stock, net
    of offering costs of $93,236                                  910,114
                                                               ----------

Net increase in cash                                              465,650

Cash at beginning of period                                             -
                                                               ----------

Cash at end of period                                          $  465,650
                                                               ==========

Supplemental disclosure of cash flow information -
  Cash paid during period for:
    Interest                                                   $        -
                                                               ==========
    Income and franchise taxes                                 $        -
                                                               ==========

Supplemental disclosure of non-cash investing and financing activities:

     During the current period ended April 30, 1999, the Company issued warrants to purchase 4,000,000 shares of common stock to a third party, in connection with a license agreement (see Notes 2 and 3).


See independent auditors' report and accompanying notes to financial statements.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

            For the Period From July 30, 1998 (Date of Inception)
                           Through April 30, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization and Operations

The Children's Technology Group, Inc. f.k.a. Tummy Busters, Inc. (a development stage company) (the "Company"), a Nevada corporation, was incorporated on July 30, 1998. The Company has been in the development stage since its formation and is primarily engaged in raising capital, obtaining financing, advertising and promoting the Company, and administrative functions. The Company intends to develop and operate online communities for children.

Basis of Presentation

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company's losses from operations through April 30, 1999 and lack of operational history, among other matters, raise substantial doubt about its ability to continue as a going concern. The Company intends to fund operations through debt and equity financing arrangements which management believes will be sufficient to fund its capital expenditures, working capital requirements and other cash requirements for the fiscal year ending December 31, 1999.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the realizability of mergers of other long-lived assets. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is a start up company subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

Computer Equipment

Computer equipment is stated at cost. Depreciation is computed using the straight-line method over the useful life of 3 years.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

            For the Period From July 30, 1998 (Date of Inception)
                           Through April 30, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
(CONTINUED)

Betterments, renewals, and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.

Licenses and Other Assets

Licenses and other assets are stated at cost. Amortization is computed using the straight-line method over the estimated useful lives of the related agreements ranging from 3 to 10 years.

Long Lived Assets

During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS No. 121, the Company regularly reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on its analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at April 30, 1999.

Common Stock - Reverse Stock Splits

In April 1999, the Company's board of directors approved a one-for-four reverse stock split. Par value remained at $0.001 per share. All references throughout these financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated to reflect the reverse stock split.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

            For the Period From July 30, 1998 (Date of Inception)
                           Through April 30, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
(CONTINUED)

Stock-Based Compensation

During 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income (loss), as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

Revenue Recognition

The Company will recognize revenue during the month in which services are provided.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

NOTE 2 - LICENSES

In April 1999, the Company entered into an exclusive license agreement with 1st Net Technologies, Inc. ("1st Net") whereby 1st Net granted to the Company a worldwide exclusive license to use the Crayon Crawler web browser and community software programs for $400,000 in cash and a 5% royalty on related sales (not less than $25,000 per month). The license agreement expires April 2002.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

            For the Period From July 30, 1998 (Date of Inception)
                           Through April 30, 1999

NOTE 2 - LICENSES

In April 1999, the Company entered into a non-exclusive license agreement with 1st Net whereby 1st Net granted to the Company a worldwide non-exclusive license agreement to use the Mindwalker Series web browser and community software programs in exchange for a warrant to purchase 4,000,000 shares of the Company's common stock, a 5% royalty on related sales and an exclusive license to the Company's R-Site Web site. The license agreement expires April 2002.

NOTE 3 - WARRANTS

From time to time, the Company issues warrants pursuant to various agreements. Under the terms of a license agreement (see Note 2), the Company granted 1st Net, a related party (see Note 7), a warrant to purchase 4,000,000 shares of the Company's stock at an exercise price of $.10 per share. The warrants vested on the date of grant and were exercised subsequent to the period ended April 30, 1999 (see Note 6).

NOTE 4 - STOCKHOLDERS' EQUITY

In August 1998, the Company issued to its founder 870,000 shares of common stock for $3,350. These shares were subsequently surrendered to the Company on April 22, 1999.

In August 1998, the Company issued 162,500 shares of its common stock for $65,000 in cash.

In March 1999, the Company issued 467,500 shares of its common stock for $685,764 in cash, net of offering costs of $249,236.

NOTE 5 - INCOME TAXES

The provision for income taxes for the period ended April 30, 1999 consists of minimum state taxes only.

Significant reconciling items between the Company's reported income tax provision and the benefit computed by applying the U.S. Federal income tax rate of 34% to loss before provision for income taxes result primarily from changes in the valuation allowance for deferred tax assets and state income taxes.

                     THE CHILDREN'S TECHNOLOGY GROUP, INC.
                          f.k.a. Tummy Busters, Inc.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

            For the Period From July 30, 1998 (Date of Inception)
                           Through April 30, 1999

NOTE 5 - INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at April 30, 1999 are presented below:

          Deferred tax assets:
             Net operating loss carryforwards             $ 16,500
             Less valuation allowance                      (16,500)
                                                          --------
                Net deferred tax assets                   $      -
                                                          ========


NOTE 6 - SUBSEQUENT EVENTS

In May 1999, 1st Net exercised its warrant to purchase 4,000,000 shares of common stock at $0.10 per share in connection with a license agreement (see Notes 2 and 3) and acquired an 86% interest in the Company.

NOTE 7 - RELATED PARTY TRANSACTIONS

As previously discussed in Note 3, the Company granted 1st Net, a warrant to purchase 4,000,000 shares of the Company's stock at an exercise price of $.10 per share. At the date of grant, the officers and directors of the Company were also officers and directors of 1st Net.

                           INDEPENDENT AUDITORS' REPORT



The Board of Directors
SSP Management Corp.

We have audited the accompanying balance sheet of SSP Management Corp. (the "Company") as of December 31, 1998, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The Company is affiliated with other companies in the same line of business, all of which are controlled by a common control group with the ability to influence the volume of business done by each company. As discussed in Note 2, the Company and its affiliates have engaged in significant transactions with each other.



                                   /s/ Argy & Company

                                   Argy & Company


Fountain Valley, California
September 21, 2000

                              SSP MANAGEMENT CORP.

                                 BALANCE SHEET

                               December 31, 1998


                                    ASSETS

Current assets:
  Cash                                                      $     908
  Marketable securities                                        16,736
  Loan receivable                                              20,000
  Related party loan receivable                               300,242
                                                            ---------

     Total current assets                                     337,886

Office equipment, net of accumulated depreciation               3,774
                                                            ---------

     Total assets                                           $ 341,660
                                                            =========

                     LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Accounts payable                                          $  20,000
  Accounts payable - related party                            119,317
  Income taxes payable                                            800
  Short term loan payable                                     162,173
  Short term related party loan payable                        31,683
                                                            ---------

     Total current liabilities                                333,973

Stockholder's equity:
  Common stock, $0.001 par value; 10,000,000 shares
   authorized; 1,000,000 shares issued and outstanding          1,000

  Retained earnings                                             6,687
                                                            ---------

     Total stockholder's equity                                 7,687
                                                            ---------

     Total liabilities and stockholder's equity             $ 341,660
                                                            =========




See independent auditors' report and accompanying notes to financial statements.

                              SSP MANAGEMENT CORP.

                            STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1998

Consulting income                                            $  523,515

Operating expenses:
  Advertising                                                   240,290
  Depreciation                                                      943
  Internet expenses                                             326,703
  Other                                                          17,785
  Outside services                                               95,203
  Professional fees                                              12,919
                                                             ----------

     Total operating expenses                                   693,843
                                                             ----------

Net (loss) from operations                                     (170,328)

Other income (expense)
 Realized gains on sale of marketable securities                207,406
 Unrealized losses on marketable securities                     (15,457)
 Interest income                                                  1,174
 Interest expense                                               (15,308)
                                                             ----------

Net income before tax                                             7,487

Provision for taxes                                                (800)
                                                             ----------

Net income                                                   $    6,687
                                                             ==========



















See independent auditors' report and accompanying notes to financial statements.

                              SSP MANAGEMENT CORP.

                        STATEMENT OF STOCKHOLDERS' EQUITY

                       For the Year Ended December 31, 1998


                                                                     Deficit
                                                                   Accumulated
                                                     Additional      During the     Total
                                     Common Stock     Paid-in       Development  Stockholders'
                                   Shares    Amount   Capital          Stage        Equity
                                  --------   ------  ----------    ------------  -------------

Balances, January 1, 1998                -   $    -   $    -         $    -         $    -

Issuance of common stock
to founder                       1,000,000    1,000        -              -          1,000

Net income                               -        -        -          6,687          6,687
                                 ---------   ------    -----         ------         ------

Balances, December 31, 1998      1,000,000   $1,000    $   -         $6,687         $7,687
                                 =========   ======    =====         ======         ======



























See independent auditors' report and accompanying notes to financial statements.

                              SSP MANAGEMENT CORP.

                            STATEMENT OF CASH FLOWS

Cash flows from operating activities:
   Net income                                                $   6,687
   Adjustments to reconcile net income to net cash
    provided by operations:
     Transactions not requiring cash:
      Depreciation                                                 943
     Changes in operating assets and liabilities:
      Increase in marketable securities                        (16,736)
      Increase in loan receivable                              (20,000)
      Increase in short term related party loan
       receivables                                            (300,242)
      Increase in accounts payable                             139,317
      Increase in income taxes payable                             800
      Increase in short term loans payable                     162,173
      Increase in short term related party loans                31,683
                                                             ---------
     Total adjustments                                          (2,062)
                                                             ---------
     Net cash provided by operating activities                   4,625
                                                             ---------
Cash flows from investing activities:
  Purchase of office equipment                                  (4,717)
                                                             ---------
     Net cash (used) in investing activities                    (4,717)
                                                             ---------
Cash flows provided by financing activities:
  Net proceeds from sale of common stock                         1,000
                                                             ---------
     Net cash provided by investing activities                   1,000
                                                             ---------
Net increase in cash                                               908
Cash at beginning of period                                          -
                                                             ---------
Cash at end of period                                        $     908
                                                             =========

Supplemental disclosure of cash flow information -
  Cash paid during period for:
   Interest                                                  $  15,308
                                                             =========
   Income and franchise taxes                                $       -
                                                             =========






See independent auditors' report and accompanying notes to financial statements.

                              SSP MANAGEMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                       For the Year Ended December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization and Operations

SSP Management Corp. (the "Company"), a Colorado corporation, was incorporated on November 18, 1997, although it had no activities until the 1998 calendar year. The Company was formed for the primary business purpose of providing Internet public relations and Internet newsletters.

The Company was acquired by 1st Net Technologies, Inc. (1st Net) in January of 1999 and had only one immaterial transaction in the 1999 year prior to the date of acquisition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the realizability of long-lived assets. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is a start up company subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 1998.

Marketable Securities

Marketable securities consists of equity securities, or the rights to obtain equity securities (options), in common stock traded in major market listings, and for stock in some companies who are traded over-the-counter. All equity securities are considered "trading" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, unrealized gains and losses on the equity securities are reflected in operations.

Office Equipment

Office equipment is stated at cost. Depreciation is computed using the straight-line method over the useful life of five years.

                              SSP MANAGEMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                       For the Year Ended December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
(CONTINUED)

Betterments, renewals, and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.

Long Lived Assets

During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS No. 121, the Company regularly reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on its analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at December 31, 1998.

Revenue Recognition

Revenues are recorded on the accrual basis.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

NOTE 2 - RELATED PARTIES AND SIGNIFICANT CUSTOMERS

On February 23, 1999, the Financial Accounting Standards Board (FASB) issued a news release proposing a new Statement updating FASB Statement 94, that would require a controlling entity to consolidate all entities that it controls, unless control is temporary, even when control exists in forms other than a majority voting interest.

                              SSP MANAGEMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                       For the Year Ended December 31, 1998

NOTE 2 - RELATED PARTIES AND SIGNIFICANT CUSTOMERS (CONTINUED)

The proposed Statement would be effective for financial statements for annual periods beginning after December 15, 1999, although earlier application is encouraged. The Company has not yet elected to adopt application of this standard and the affect of such accounting treatment is indeterminable. The application of this standard could have a material impact on the user's conclusions as to the Company's financial position and results of operations and cash flows. As reported in the auditors' opinion, the Company is affiliated with other companies in the same line of business, all of which are controlled by a common control group, with the ability to influence the volume of business done by each company.

The balance of related party loans receivable and payable are from various affiliated entities, are interest free and have no fixed terms of repayment.

The sole shareholder of the Company as of December 31, 1998, is also 1st Net's majority shareholder.

Four unrelated customers of the Company constituted 97.7% of the total consulting revenues in 1998.

NOTE 3 - COMMITMENTS & CONTINGENCIES

The Company is currently involved in litigation with the United States Securities and Exchange Commission for potential violations of securities laws. The outcome of the litigation is indeterminable; however, management is confident that these matters will be settled favorably and no reserve has been established for loss contingencies due to legal matters in the accompanying financial statements.

NOTE 4 - STOCKHOLDER'S EQUITY

The Company issued 1,000,000 shares of common stock to Entrepreneur Investments, LLC during 1998.

NOTE 5 - INCOME TAXES

The provision for income taxes for the period ended December 31, 1999 consists of minimum state taxes only. As of December 31, 1998, the Company had income taxes payable to the State of California Franchise Tax Board totaling $800.

At December 31, 1998, deferred taxes consisted of a net tax assets due to federal and state net operating loss carryforwards of $3,275 and $1,237, respectively, which were fully offset by valuation allowances. The net operating loss carryforwards will expire beginning in 2013.

                              SSP MANAGEMENT CORP.

                          NOTES TO FINANCIAL STATEMENTS

                       For the Year Ended December 31, 1998

NOTE 6 - SUBSEQUENT EVENTS

In January of 1999, the Company was acquired by 1st Net in an acquisition recorded as a pooling.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: January 5, 2001


                                 1ST NET TECHNOLOGIES, INC.,
                                 a Colorado corporation



                                 By:  /s/ James H.  Watson, Jr.
                                     James H. Watson, Jr.,
                                     Chairman and Chief Executive Officer